CRYPTOLOGIC LIMITED ANNUAL REPORT For the year ended December 31, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

INTRODUCTION

The following report contains management’s discussion and analysis (“MD&A”) of CryptoLogic Limited’s consolidated results of operations and financial condition for the year ended December 31, 2010 compared with the year ended December 31, 2009 and should be read in conjunction with the audited consolidated financial statements and accompanying notes, which are available on SEDAR at www.sedar.com or EDGAR at www.sec.gov.  All currency amounts are in U.S. dollars, unless otherwise indicated.  This MD&A is dated March 25, 2011.

CryptoLogic Limited and our subsidiaries are referred to collectively as “CryptoLogic”, “the Company”, “we”, “us”, and “our” throughout this MD&A, unless otherwise specified.

Certain of the statements contained in this MD&A may contain forward-looking statements and forward-looking information within the meaning of applicable law, including the Securities Act (Ontario).  Statements regarding the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates and outlook, future operations, future financial position, future revenues and projected costs are forward-looking statements or contain forward-looking information.  Words such as “anticipates”, “believes”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would” and similar expressions are used to identify forward-looking statements or information.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties.  Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements or information prove incorrect, actual results may vary significantly from what management currently foresees.  Accordingly, investors should exercise caution when considering any forward-looking statements or information herein and undue reliance should not be placed on such statements or information.  Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding government regulation, Internet viability and system infrastructure and reliability, market demand, internet security, reliance on internet service providers, competition, dependence on top licensees, chargebacks, risks inherent in doing business internationally, foreign exchange fluctuations, litigation, the Company’s ability to protect its proprietary technology, reliance on key employees, management’s ability to develop and manage growth, ability to integrate acquired businesses, stock volatility and liquidity. Investors are cautioned that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on forward-looking statements or information to make decisions with respect to the Company, investors should carefully consider the foregoing factors and other uncertainties and potential events.  The Company undertakes no obligation to update or revise any forward-looking statement or information, except as required by applicable law.

Additional information regarding the Company, including the Company’s annual information form and/or Form 20-F for the year ended December 31, 2010 will, upon filing, be available at www.sedar.com or www.sec.gov.  Some figures and percentages may not total exactly due to rounding.

BUSINESS OVERVIEW

The Company faced substantial challenges in 2010 as it continued its strategy aimed at returning to profitability and long-term growth against the backdrop of a global economic downturn, continuing disappointing returns from major Hosted Casino licensees and licensee-delays in the roll-out of Branded Games.

Founded in 1995, we launched the world’s first on-line casino games that year.  With a resilient and scalable platform, a commitment to developing the best games in the marketplace and complemented with excellent customer support, the Company thereafter secured an excellent reputation for its product offering.  However, changing market conditions in 2006 and 2007 meant that the model was no longer viable and had to change.

During 2008, the management team announced a new business strategy for the Company and, in 2009 and 2010, we focused on the transition towards that goal.  In essence, the new business model is centered on the Company evolving from being purely a developer and licensor of poker and casino software on its own network, to one which still develops and licenses an excellent casino product, but also delivers high-quality, branded and non-Branded Games to the industry at large.  This effectively opens up a new market and revenue stream for the Company.

Notwithstanding the foregoing, uncertain business conditions continued throughout 2010, reflected in our lower revenue and working capital as compared with 2009.  Against this backdrop of a continuing decline in revenues and working capital, the Company made a significant restructuring effort, commencing midway through Q3 2010, and resulting in a reduction of almost 50% in operating and general and administrative expense to $6.2 million in Q4 2010 from $12.1 million in Q2 2010, the last full quarter before this restructuring.

A STRATEGY FOR SUSTAINABLE GROWTH

Management remains focused on the development and support of the Hosted Casino business while continuing to build on the success of our Branded Games initiative by expanding our partnerships and broadening the types of games we offer.  In addition, we continue to improve our games delivery model through the launch of Instant Click, a new gaming package that enables rapid deployment of a range of titles from our suite of games by online operators and technology providers on their own e-gaming infrastructure and electronic cashier systems.  At the same time, we intend to maintain our downward pressure on our recurring cost base.

CryptoLogic’s strategy has two main elements:

•	Focusing on our core Internet Hosted Casino business. Our award-winning games are complemented by a widely acclaimed support services structure.
•
Licensing our best Branded Games to others, and turning former competitors into collaborators.  Through working with highly respected content providers and brand owners, we have successfully delivered the likes of Spiderman, The Hulk and Batman to both our own Hosted Casino licensees and to the market in general.

For this strategy to be successful, it demands the establishment of an expanding network of licensees and channel partners.  CryptoLogic has forged excellent relationships with many licensees including two of the largest and most successful in the industry: 888.com and PartyGaming – both of whom are deriving significant revenue and benefits from licensing a sample range of our products.

Among the new signings or launches in 2010 are such well known brands as:

●	Betsafe
●	Betsson
●	Bet365
●	CasinoEuro
●	Sportingbet
●	St. Minver
●	Tain
●	William Hill

Additional product launches were achieved through our brand licensing agreements with companies such as DC Comics, Paramount, CapCom and Marvel.  During 2010, we also settled our arbitration with Marvel, relating to the licensing of Marvel comic book characters, that:

●	Expanded the platforms to include mobile, and government licensed in-hotel room systems;
●	Allowed for the creation of wagering games based on Marvel's top team of Super Heroes, The Avengers, in addition to Spider-Man, Fantastic Four and the other characters already included in the license;
●	Extended the relationship by 12 months through January 2014; and
●	Agreed to make the agreement non-exclusive at a reduced cost to the Company.

We believe these partnerships offer the potential for significant future growth based upon both the brand recognition and loyalty associated with these partners and their unique and distinctive intellectual property.

PRODUCT PERFORMANCE

CryptoLogic maintains a close working relationship with our brand and content suppliers, our remote development centers, our business development group and, naturally, our licensees.

We began the year under review with 66 Branded Games live and ended with 170.  This remains lower than originally planned and we continue to experience delays beyond our control in the roll out of these games by licensees.

Our goal is to continue to provide excellent game content supported by innovative game mechanics and bonuses and to improve on the speed of roll out of new games with our licensees.

NEW DEVELOPMENTS

During the year, we unveiled our new lobby for our Internet casino software.  Using the newest interactive technology, the lobby enables improved navigation and search, an updated jackpot counter, customized features that allow people to keep track of their favourite games, and a game suggestion engine to connect the player to other CryptoLogic games.  In all, the look and feel and the ease of use should add to the “stickiness” of the offering - a key element on any online business.

We also unveiled our newest offering, Instant Click, a new gaming package that enables rapid deployment of a range of titles from our suite of games by online operators and technology providers on their own e-gaming infrastructure and electronic cashier systems.  The first implementations of Instant Click are expected to be live in 2011.

RESTRUCTURING

The Company has incurred significant operating losses and negative cash flows for the last three years.  A continuation of such operating losses and negative cash flows may cast doubt upon the Company's ability to continue as a going concern.

During 2010, management determined that a material reduction in expenses was necessary in order to preserve cash and give the Company sufficient time to focus on increasing revenues.  Accordingly, the Company made a significant restructuring effort, commencing midway through Q3 2010, and resulting in a reduction in operating and general and administrative expense to $6.2 million in Q4 2010 from $12.1 million in Q2 2010, the last full quarter before this restructuring.

OUTLOOK

Management believes that the results of this restructuring have substantially mitigated doubts regarding the Company’s ability to continue as a going concern and believes the Company is much better positioned to respond to the opportunities available to grow again.

The global e-gaming industry continues to become ever more competitive, whilst subject to increasing regulation.  CryptoLogic is well placed to enhance its position in the industry but only if we stay focused and lean, and capable of responding to changing market expectations and delivering products and service levels of the highest quality.

The European market offers scope for growth, tempered by the challenges faced by our licensees in an increased regulatory environment.  Our goals for 2011 are:

●	Improved revenue from Hosted Casino as existing licensees benefit from new games and more efficient game delivery;
●	Improved revenue from Branded Games as new and existing licensees roll out games;
●	First revenue from Instant Click deployments; and
●	Continuing tight control over costs with initiatives to improve efficiency where possible.

Whilst the US market has effectively been closed since the passing of the Unlawful Internet Gaming Enforcement Act in October 2006, there are some indications that the market may re-open.  We continue to monitor the situation closely and the various options that would allow us re-entry at the appropriate time.

OVERVIEW OF RESULTS – 2010

The following table presents selected financial data for each of the three most recent financial years of the Company on a consolidated basis:

For the years ended December 31,
(in thousands of U.S. dollars, except per share data)

	2010	% of revenue	2009	% of revenue	2008	% of revenue

Hosted Casino	$21,976	84.6%	32,122	80.7%	43,531	70.8%
Branded Games	5,495	21.1%	2,813	7.1%	324	0.5%
Poker	1,625	6.3%	3,516	8.8%	13,759	22.4%
Other	1,136	4.4%	3,514	8.8%	5,615	9.1%
Revenue before amortization	30,232	116.3%	41,965	105.5%	63,229	102.8%
Amortization of royalties	(3,080)	(11.9%)	(829)	(2.1%)	(1,052)	(1.7%)
Amortization of games	(1,164)	(4.5%)	(1,342)	(3.4%)	(651)	(1.1%)
Revenue	$25,988	00.0%	$39,794	100.0%	$61,526	100.0%
Expenses
Operating	30,230	116.3%	39,867	100.2%	55,645	90.4%
General and administrative	7,561	29.1%	10,181	25.6%	13,660	22.2%
Reorganization	1,935	7.4%	7,111	17.9%	1,390	2.3%
Impairment of capital assets	1,763	6.8%	2,689	6.8%	6,680	10.9%
Impairment of long-term investments	–	–	6,298	15.8%	2,200	3.6%
Impairment of goodwill and
intangible assets	3,566	13.7%	6,545	16.4%	7,214	11.7%
Departure costs of former CEO	–	–	–	–	3,400	5.5%
Poker room integration costs	–	–	–	–	3,124	5.1%
Finance	65	0.3%	83	0.2%	359	0.6%
Amortization	2,372	9.1%	4,856	12.2%	5,931	9.6%
	47,492	182.7%	77,630	195.1%	99,603	161.9%
Net loss before undernoted	(21,504)	(82.7%)	(37,836)	(95.1%)	(38,077)	(61.9%)
Interest income	80	0.3%	446	1.1%	2,077	3.4%
Non-operating income	185	0.7%	–	–	102	0.2%
Net loss before minority interest and income taxes	(21,239)	(81.7%)	(37,390)	(94.0%)	(35,898)	(58.3%)
Income taxes:
Current	(27)	(0.1%)	664	1.7%	542	0.9%
Future	684	2.6%	419	1.0%	(1,026)	(1.6%)
	657	2.5%	1,083	2.7%	(484)	(0.7%)
Net loss before minority interest	(21,896)	(84.3%)	(38,473)	(96.7%)	(35,414)	(57.6%)
Minority interest	(1,509)	(5.8%)	(2,963)	(7.5%)	(2,676)	(4.4%)
Net loss and comprehensive loss	$(20,387)	(78.4%)	$(35,510)	(89.2%)	$(32,738)	(53.2%)
Basic loss per share	$(1.58)		$(2.78)		$(2.55)
Diluted loss per share	$(1.58)		$(2.78)		$(2.55)
Basic weighted average number of shares	13,820		13,820		13,888
Diluted weighted average number of shares	13,820		13,820		13,888
Total assets	$37,558		$63,370		$105,806
Total long-term financial liabilities	$6,098		$8,313		$11,215
Dividends per share (1)	$–		$0.07		$0.39

(1)
On November 12, 2008, we announced the Board’s decision to decrease the quarterly dividend from $0.12 to $0.03 per common share (annual rate of $0.12), commencing with the quarterly dividend paid on December 15, 2008.  On November 13, 2009, we announced the Board’s decision to decrease the dividend to $0.01 per common share (annual rate of $0.04), commencing with the quarterly dividend paid on December 15, 2009.  CryptoLogic has not declared a dividend since the third quarter of 2009 and does not expect to declare any dividends for the foreseeable future.

RESULTS OF OPERATIONS - 2010

Revenue

CryptoLogic recorded revenues for the year ended December 31, 2010 of $26.0 million, a decline of 34.7% (2009: $39.8 million).

Hosted Casino

Hosted Casino revenue decreased by $10.1 million or 31.6% to $22.0 million for the year ended December 31, 2010 when compared with the prior year (2009: $32.1 million).  Hosted Casino revenue represented 84.6% of total revenue in 2010 (2009: 80.7%).

This decrease in revenue is due primarily to the contribution from a major licensee reducing by $4.0 million and the loss of a key customer in 2009 reducing revenue by $3.4 million.  In addition, Hosted Casino revenue in 2009 benefited from a $0.8 million benefit from a revision of our estimate to discharge future jackpot payouts and a non-recurring $0.8 million benefit associated with the resolution of a commercial matter.  The relative strength of the U.S. dollar negatively impacted Hosted Casino revenue by $0.4 million during 2010 when compared with the prior year.  The Company is liable for funding the jackpot wins from the pool of funds collected and accrues the jackpot amount.  The Company regularly performs analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts.

Fees and licensing revenue from both our Hosted Casino and Branded Games businesses are calculated as a percentage of a licensee’s level of activity in its online casino site.  This is affected by the number of active players on the licensee’s site and their related gaming activity.  In addition, these results are influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensee’s marketing programs.  Hosted Casino and Branded Games revenue are also impacted by the relative strength of the U.S. dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into U.S. dollars, our functional currency.

Branded Games

Branded Games revenue increased 95.4% to $5.5 million for the year ended December 31, 2010 when compared with the prior year (2009: $2.8 million).  Branded Games revenue represented 21.1% of total revenue in 2010 (2009: 7.1%).  During the year, the Company’s revenue producing games increased from 66 to 170 games at the end of the 2010.  The increase in Branded Games revenue is primarily due to the increased number of revenue producing games through an increased number of licensees and games per licensee.  The relative strength of the U.S. dollar negatively impacted Branded Games revenue by $0.1 million during 2010 when compared with the prior year.

Poker

Poker revenue decreased 53.8% to $1.6 million for the year ended December 31, 2010 when compared with the prior year (2009: $3.5 million).  Poker revenue represented 6.3% of total revenue in 2010 (2009: 8.8%).  The decrease in poker revenue is primarily due to a reduction in player numbers and the transition of our poker network to GTECH in March 2009, which reduced the number of the Company’s poker licensees and increased fees paid to GTECH.  The relative strength of the U.S. dollar did not have a material impact on poker revenue during 2010 when compared with the prior year.

The Company offers a “virtual” poker room for its licensees using software and technology provided on GTECH Corporation’s International Poker Network.  Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments.  Players prefer poker rooms with strong “liquidity”, which are rooms that offer a high availability of games at the desired stake levels, in the currency of choice, and on a 24/7 basis.

Other Revenue

Other revenue includes fees for software customization, advertising and marketing services generated from our portal business and fees associated with our e-cash business.  Other revenue decreased 67.7% to $1.1 million for the year ended December 31, 2010 when compared with the prior year (2009: $3.5 million).  Other revenue represented 4.4% of total revenue in 2010 (2009: 8.8%).  The decrease in other revenue for the year ended December 31, 2010 was due to reduced commerce based transaction fees, partially offset by a one-time termination fee from a licensee generating an immaterial amount of revenue.  The relative strength of the U.S. dollar did not have a material impact on other revenue during 2010 when compared with the prior year.

Amortization of Royalties

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and also as Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying consolidated balance sheets.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

Amortization of royalties increased 271.5% to $3.1 million for the year ended December 31, 2010 when compared with the prior year (2009: $0.8 million).  Amortization of royalties represented (11.9)% of total revenue in 2010 (2009: (2.1)%).  The increase in royalty amortization for the year ended December 31, 2010 was as a result of the Company’s regular review of estimates of future revenue under its license arrangements which identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalty payments are amortized on a straight-line basis.  In 2010, the Company’s net royalty payments were $4.2 million (2009: $5.4 million).  The Company is committed to make further royalty payments of $2.8 million.

Player Restrictions

No revenue is derived from U.S. based players.

Revenue Trends

The global economic downturn is impacting the Company’s business.

While the global online gaming market continues to promise growth potential, competition is intensifying for players and market position.

It is expected that increased regulation of online gaming in key markets will also impact the Company’s business in the future.

Recurring Revenue

CryptoLogic’s licensing fees reflect a revenue model based on building long-standing relationships with customers.  In 2010, 96.2% (2009: 91.6%) of CryptoLogic’s fee revenue before amortization was generated from software licensing and services contracts that generate recurring revenue.

Expenses

Consistent with prior years, during 2010 we incurred expenses in five categories: operating, general and administrative, reorganization charges, finance and amortization.  Additionally, due to several factors, including the Company’s revised estimates of future revenues and macro-economic factors, the Company has recorded impairment of goodwill and intangible assets and impairment of capital assets.

In November 2008, the Company announced a plan for reorganization of its business after completing a comprehensive review.  As a result of that review, the Company decided to reduce costs by outsourcing non-core activities, including integrating its poker network with GTECH Corporation’s International Poker Network, transitioning certain functions to lower cost jurisdictions and eliminating certain redundant functions.  In December 2009, the Company expanded its previously announced reorganization plan due to continued unfavourable macroeconomic conditions and outsourced additional technology infrastructure activities, consolidated more of its data centre operations and migrated additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus.

In June 2010, the Company commenced an additional reorganization plan consolidating into a new location in Malta its Cyprus and the majority of its UK activities, together with headcount reductions across all locations.

Total expenses decreased 38.8% to $47.5 million for the year ended December 31, 2010 when compared with the prior year (2009: $77.6 million) primarily due to the impact of our reorganization plans which reduced operating and general and administrative expense, reduced amortization as a result of less amortization on infrastructure assets as they become fully depreciated and reduced amortization on assets impaired and lower reorganization costs as the Company completed its reorganization plans.  In 2010, the Company also recorded approximately $5.3 million in impairment charges associated with intangible assets and certain capital assets.  (2009: $15.5 million impairment associated with goodwill, capital assets and long-term investments).

Operating Expense

CryptoLogic’s operating expense comprises development and support expense, which includes all personnel costs, equity compensation costs for employee stock options, licensee support, marketing, e-cash systems and support costs, customer service expense and expenses related to regulatory compliance.

Costs associated with software development are expensed as incurred unless costs meet the criteria for deferral and amortization under Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).

Operating expense decreased by 24.2% to $30.2 million for the year ended December 31, 2010 when compared with the prior year (2009: $39.9 million).  Operating expenses represented 116.3% of total revenue in 2010 (2009: 100.2%).  The decrease in operating expense was primarily due to the Company’s reorganization plans, which included consolidating into a new location in Malta its Cyprus and the majority of its UK activities, together with headcount reductions across all locations.  The relative strength of the U.S. dollar when compared with the euro, British pound and Canadian dollar, negatively impacted operating expense by $0.3 million during 2010 when compared with the prior year.

At December 31, 2010, CryptoLogic had 111 employees, down from 211 a year earlier.

General and Administrative Expense

General and administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

G&A expense decreased by 25.7% to $7.6 million for the year ended December 31, 2010 when compared with the prior year (2009: $10.2 million).  G&A expense represented 29.1% of total revenue in 2010 (2009: 25.6%).  The decrease in G&A expense is a result of the Company’s reorganization plans, decreased rent, decreased finance costs and the reversal of a provision no longer required, together with high legal expenses incurred in Q1 2009.  The relative strength of the U.S. dollar when compared with the euro, British pound and Canadian dollar, negatively impacted G&A expense by $0.1 million during 2010 when compared with the prior year.

Reorganization Charges

In December 2009, the Company expanded its previously announced reorganization plan due to continued unfavourable macroeconomic conditions and outsourced additional technology infrastructure activities, consolidated more of its data centre operations and migrated additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus.  In June 2010, the Company commenced an additional reorganization plan consolidating into a new location in Malta its Cyprus and the majority of its UK activities, together with headcount reductions across all locations.  The relative strength of the U.S. dollar when compared with the euro, British pound and Canadian dollar, did not have a material impact on reorganization charges during 2010 when compared with the prior year.

Impairment of Capital Assets

The Company regularly reviews its assets for impairment.  During 2010, the Company performed an impairment review of certain software development projects as a result of the Company’s revised estimate of future revenues.  As a result, the Company recorded an impairment charge of $1.8 million, the amount by which the carrying value exceeded the estimated fair value.

In 2009 the Company reviewed certain software development projects as a result of difficult macro-economic conditions and a decline in expected future revenues, which resulted in an impairment charge of $2.7 million

Impairment of Long-Term Investments

During 2009, as part of the Company’s regular reviews of its assets for impairment, the Company noted various indicators of impairment including significant financial difficulty, restructuring activities and limited ability to operate a profitable business in the short and medium term.  Furthermore, our book value was significantly in excess of our market capitalization, which was a further indication that our long-term investments may be impaired.  Consequently, the Company determined that the carrying value of its long-term investments in Mobilebus Inc., Mikoishi Pte Ltd., Jingle Prize, Inc. and 568 Network Inc. were greater than their respective fair values, resulting in an impairment charge of $6.3 million.  The fair value of the investments was determined by discounting expected net future cash flows.

Impairment of Goodwill and Intangible Assets

During 2010, the Company reviewed the results and future expectations of the Parbet brand and its Casino.co.uk business.  The Company determined that the carrying amounts of these intangible assets exceeded their value and recorded an impairment charge of $2.0 million for Parbet, or the entire carrying value of the intangible assets, and $1.6 million for the Casino.co.uk business.  At December 31, 2010, the carrying value of the Casino.co.uk business was $0.1 million.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  During 2009, the results of the portals business were below expectations and the Company’s book value was significantly in excess of its market capitalization, which were both indications that the value of its goodwill was impaired.  The fair value of the goodwill was determined by discounting expected net future cash flows of the portals business.  As a result, the Company decided that the carrying value of the goodwill exceeded its fair value and recorded an impairment charge of $6.5 million.

Amortization

Amortization expense is based on the estimated useful lives of the assets and includes the amortization of our investments in computer equipment, leasehold improvements, software licenses, and intangible assets to support our business activities.

Amortization expense decreased 51.2% to $2.4 million for the year ended December 31, 2010 when compared with the prior year (2009: $4.9 million).  Amortization expense represented 9.1% of total revenue in 2010 (2009: 12.2%).  This decrease in amortization expense is as a result of less amortization on infrastructure assets as they become fully depreciated and reduced amortization on assets impaired.

Interest Income

Interest income, comprising interest earned on cash and short-term investment balances, decreased 82.1% to $0.1 million for the year ended December 31, 2010 when compared with the prior year (2009: $0.4 million).  The decrease was as a result of lower interest rates and lower cash balances due primarily to cash used in operating activities.

Provision for Income Taxes

Income taxes were an expense of $0.7 million in the year ended December 31, 2010 (2009: $1.1 million).  The Company is subject to tax in many jurisdictions.  This results in a tax charge on transfer pricing of costs between group companies even in periods of overall losses.  The Company is actively working to reduce the number of its subsidiaries, which should reduce the overall tax burden.  The consolidated net operating loss comprises operating losses in some jurisdictions and operating profits in others, which results in a tax expense despite material consolidated losses.  For the year ended December 31, 2009, the income tax expense was further increased as the impairments of capital assets and intangible assets are not immediately deductible for tax purposes and, in some cases, may never be deductible.

Minority Interest

Pursuant to a business reorganization implemented by way of an Ontario Superior Court of Justice court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of CryptoLogic Limited.  As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Common Shares.  These CEC shares participate equally in voting and dividends with the shareholders of the Company.  No additional shares of CEC have been or will be issued.  For more information, see the Management Information Circular dated April 23, 2007 available on www.sedar.com.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, financial information presented in the MD&A reflects the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc., with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by CEC shareholders has been presented as a minority interest in the consolidated financial statements, as required under GAAP.

At the time of the reorganization, a total of 12.6 million CryptoLogic Limited Common Shares and 1.3 million CEC shares were outstanding, respectively.  Since then, a total of 393,437 shares of CEC have been exchanged, with the remaining 939,131 shares of CEC being reflected as minority interest as at December 31, 2010.  Minority interest will continue until all CEC shares have been exchanged into CryptoLogic Limited Common Shares or until June 1, 2014, when we will redeem all of the then outstanding CEC shares in return for CryptoLogic Limited Common Shares.

Net Loss

Net loss decreased 42.6% to $20.4 million or $(1.58) per diluted share for the year ended December 31, 2010 when compared with the prior year (2009: $35.5 million or $(2.78) per diluted share).  The decrease in the loss was as a result of decreased operating expense, G&A expense, reorganization costs as the Company completed its reorganization plans, impairment charges associated with capital assets, long-term investments and goodwill and intangible assets, amortization as a result of less amortization on infrastructure assets as they become fully depreciated, amortization on assets impaired and increased Branded Games revenue.  Partially offsetting these movements were decreases in Hosted Casino, poker and other revenue and increased royalty amortization.

RESULTS OF OPERATIONS - FOURTH QUARTER 2010

	2010				2009
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(in thousands of US dollars, except per share data

Hosted Casino	$4,905	$5,552	$5,765	$5,754	$9,323	$7,558	$8,317	$6,924
Branded Games	1,363	1,353	1,525	1,254	1,184	780	534	315
Poker	239	357	440	589	543	501	516	1,956
Other	147	59	207	723	(546)	1,214	1,368	1,478
Revenue before amortization	6,654	7,321	7,937	8,320	10,504	10,053	10,735	10,673
Amortization of royalties	(898)	(945)	(940)	(297)	(286)	(102)	(220)	(221)
Amortization of games	(243)	(281)	(258)	(382)	(288)	(360)	(375)	(319)
Revenue	$5,513	$6,095	$6,739	$7,641	$9,930	$9,591	$10,140	$10,133
Expenses
Operating	5,071	7,565	9,508	8,086	12,563	9,211	9,895	8,198
General and administrative	1,091	1,655	2,637	2,178	2,477	2,380	2,200	3,124
Reorganization	27	209	1,670	29	6,184	240	155	532
Impairment of capital assets	(295)	–	2,058	–	2,689	–	–	–
Impairment of long-term investments	–	–	–	–	2,337	–	3,961	–
Impairment of goodwill
and intangible assets	–	–	3,566	–	6,545	–	–	–
Finance	16	17	17	15	17	19	26	21
Amortization	415	478	739	740	1,111	1,241	1,199	1,305
	6,325	9,924	20,195	11,048	33,923	13,091	17,436	13,180
Net loss before undernoted	(812)	(3,829)	(13,456)	(3,407)	(23,993)	(3,500)	(7,296)	(3,047)
Interest income	7	14	17	42	66	87	122	171
Non-operating income	185	–	–	–	–	–		–
Net loss before minority interest
and income taxes	(620)	(3,815)	(13,439)	(3,365)	(23,927)	(3,413)	(7,174)	(2,876)
Income taxes
Current	(187)	169	98	(107)	1,229	178	(583)	(160)
Future	464	(54)	44	230	2,202	(163)	(278)	(1,342)
Net loss before minority interest	(897)	(3,930)	(13,581)	(3,488)	(27,358)	(3,428)	(6,313)	(1,374)
Minority interest	(57)	(280)	(931)	(241)	(2,539)	(224)	(122)	(78)
Net loss	$(840)	$(3,650)	$(12,650)	$(3,247)	$(24,819)	$(3,204)	$(6,191)	$(1,296)
Loss per share
Basic	$(0.06)	$(0.28)	$(0.98)	$(0.25)	$(1.98)	$(0.25)	$(0.46)	$(0.10)
Diluted	$(0.06)	$(0.28)	$(0.98)	$(0.25)	$(1.98)	$(0.25)	$(0.46)	$(0.10)
Weighted average number of shares (000’s)
Basic	13,820	13,820	13,820	13,820	13,820	13,820	13,820	13,820
Diluted	13,820	13,820	13,820	13,820	13,820	13,820	13,820	13,820

Revenue

Revenue decreased 44.5% to $5.5 million for the three months ended December 31, 2010 when compared with the same period in the prior year (Q4 2009: $9.9 million).

Hosted Casino

Hosted Casino revenue decreased 47.4% to $4.9 million for the three months ended December 31, 2010 when compared with the same period in the prior year (Q4 2009: $9.3 million).  Casino revenue represented 89.0% of total revenue in Q4 2010 (Q4 2009: 93.9%).

The decrease in revenue is due primarily to the contribution from a major licensee reducing by $2.0 million and the loss of a key customer in 2009 reducing revenue by $0.7 million.  In addition, Hosted Casino revenue for Q4 2009 benefited from a $0.8 million benefit from a revision of our estimate to discharge future jackpot payouts and a non-recurring $0.8 million benefit associated with the resolution of a commercial matter.  The relative strength of the U.S. dollar negatively impacted Hosted Casino revenue by $0.2 million for Q4 2010 when compared with the same period in the prior year.

Fees and licensing revenue from both our Hosted Casino and Branded Games businesses are calculated as a percentage of a licensee’s level of activity in its online casino site.  This is affected by the number of active players on the licensee’s site and their related gaming activity.  In addition, these results are influenced by a number of factors such as the entertainment value of the games developed by CryptoLogic, the frequency and success of new game offerings and the effectiveness of the licensee’s marketing programs.  Hosted Casino and Branded Games revenue are also impacted by the relative strength of the U.S. dollar to both the euro and the British pound as our licensees provide online casinos in these currencies for which we earn a percentage that is translated into U.S. dollars, our functional currency.

Branded Games

Branded Games revenue increased 15.1% to $1.4 million for the three months ended December 31, 2010 when compared with the same period in the prior year (Q4 2009: $1.2 million).  Branded Games revenue represented 24.7% of total revenue in Q4 2010 (Q4 2009: 11.9%).  During the quarter, the Company’s revenue producing games increased from 156 to 170 games.  The increase in Branded Games revenue is primarily due to the increased number of revenue producing games through an increased number of licensees and games per licensee, partially offset by a lower contribution from a major licensee.  The relative strength of the U.S. dollar did not have a material impact on Branded Games revenue when compared with the same period in the prior year.

Poker

Poker revenue decreased 56.0% to $0.2 million in the three months ended December 31, 2010 when compared with the same period in the prior year (Q4 2009: $0.5 million).  Poker revenue represented 4.3% of total revenue in Q4 2010 (Q4 2009: 5.5%).  The decrease in poker revenue is primarily due to a reduction in player numbers.  The relative strength of the U.S. dollar did not have a material impact on poker revenue when compared with the same period in the prior year.

The Company offers a “virtual” poker room for its licensees using software and technology provided on GTECH Corporation’s International Poker Network.  Fees from online poker are based on a percentage of the licensee’s “rake” per hand in regular or ring games (the “rake” is typically 5% of the pot, up to a maximum amount per hand), or fixed entry fees for entry into poker tournaments.  Players prefer poker rooms with strong “liquidity”, which are rooms that offer a high availability of games at the desired stake levels, in the currency of choice, and on a 24/7 basis.

Other Revenue

Other revenue includes fees for software customization, advertising and marketing services generated from our portal business and fees associated with our e-cash business.  Other revenue increased 126.9% to $0.1 million for the three months ended December 31, 2010 when compared with the same period in the prior year (Q4 2009: ($0.5) million).  Other revenue represented 2.7% of total revenue in Q4 2010 (Q4 2009: (5.5)%).  Other revenue was negative in Q4 2009 due to a reclassification from other revenue to Hosted Casino revenue of a non-recurring $0.8 million benefit that was originally recorded in Q3 2009 as Hosted Casino revenue.  The relative strength of the U.S. dollar did not have a material impact on other revenue when compared with the same period in the prior year.

Amortization of Royalties

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and also as Branded Games.  Generally, the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying consolidated balance sheets.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

Amortization of royalties increased 214.0% to $0.9 million for the three months ended December 31, 2010 when compared with the same period in the prior year (Q4 2009: $0.3 million).  Amortization of royalties represented (16.3)% of total revenue in Q4 2010 (Q4 2009: (2.9)%).  The increase in royalty amortization was as a result of the Company’s regular review of estimates of future revenue under its license arrangements which identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalty payments are amortized on a straight-line basis.

Expenses

Operating Expense

CryptoLogic’s operating expense comprises development and support expense, which includes all personnel costs, equity compensation costs for employee stock options; licensee support; marketing, e-cash systems and support costs; customer service expense and expenses related to regulatory compliance.

Operating expense decreased 59.6% to $5.1 million for the three months ended December 31, 2010 when compared with the same period in the prior year (Q4 2009: $12.6 million).  Operating expense represented 92.0% of revenue in Q4 2010 (Q4 2009: 126.5%).  The decrease in operating expense was primarily due to the Company’s reorganization plans resulting in reduced headcount related costs, consulting costs and IT infrastructure costs.  The relative strength of the U.S. dollar positively impacted operating expense by $0.3 million when compared with the same period in the prior year.

General and Administrative Expense

General and administrative (G&A) expense includes overhead and administrative expense, travel expense and professional fees relating to our business development, infrastructure and public company listings.

G&A expense decreased 55.9% to $1.1 million for the three months ended December 31, 2010 when compared with the same period in the prior year (Q4 2009: $2.5 million).  G&A expense represented 19.8% of total revenue in Q4 2010 (Q4 2009: 24.9%).  The decrease in G&A expense was primarily due to the Company’s reorganization plans resulting in reduced rent and occupancy costs as the Company consolidated operations, decreased professional fees associated with our annual audit, compliance with Sarbanes Oxley and legal costs.  The relative strength of the U.S. dollar positively impacted G&A expense by $0.1 million when compared with the same period in the prior year.

Reorganization Charges

In December 2009, the Company expanded its previously announced reorganization plan due to continued unfavourable macroeconomic conditions and outsourced additional technology infrastructure activities, consolidated more of its data centre operations and migrated additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus.  In June 2010, the Company commenced an additional reorganization plan consolidating into a new location in Malta its Cyprus and the majority of its UK activities, together with headcount reductions across all locations.

Net Loss

Net loss decreased 96.6% to $0.8 million or $(0.06) per diluted share for the three months ended December 31, 2010 when compared with the same period in the prior year (Q4 2009: $24.8 million or $(1.98) per diluted share).  The decrease in the loss was as a result of decreased operating expense, G&A expense, reorganization costs as the Company completed its reorganization plans, impairment charges associated with capital assets, long-term investments and goodwill and intangible assets and increased other revenue.  Partially offsetting these movements were decreases in Hosted Casino revenue and increased royalty amortization.

LIQUIDITY AND CAPITAL RESOURCES

The consolidated financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has incurred significant operating losses of $21.5 million, $37.8 million and $38.1 million and negative cash flows from operations of $11.7 million, $17.8 million and $18.6 million for the three years ended December 31, 2010, 2009 and 2008, respectively, which resulted in a decrease in cash and cash equivalents to $10.6 million, $23.4 million and $36.3 million as of December 31, 2010, 2009 and 2008, respectively.  A continuation of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may cast doubt upon the Company's ability to continue as a going concern.

During 2010, management determined that a material reduction in expenses was necessary in order to preserve cash and give the Company sufficient time to focus on increasing revenues.  Accordingly, the Company made a significant restructuring effort, commencing midway through Q3 2010, and resulting in a reduction in operating and general and administrative expense to $6.2 million in Q4 2010 from $12.1 million in Q2 2010, the last full quarter before this restructuring.  Management believes that the results of this restructuring have substantially mitigated doubts regarding the Company’s ability to continue as a going concern.

Management has considered expectations for future revenues and reduced operating and general and administrative expense and, on that basis, believes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business and, accordingly, it is appropriate to prepare the consolidated financial statements on a going concern basis.

Furthermore, having regard to expectations for future revenues, reduced operating and general and administrative expense, the completion of the Company’s reorganization plan and lower levels of future purchase commitments, management expects cash needs to be funded through existing cash resources and operating cash flow.

Net Cash Position

CryptoLogic remained debt-free in 2010.  Cash and cash equivalents at December 31, 2010 were $10.6 million (2009: $23.4 million).  The decrease in net cash of $12.9 million is primarily due to the cash impact of operating losses of $13.5 million, decrease in accounts payable and accrued liabilities of $0.1 million, comprising primarily a $2.9 million decrease in the reorganization cost accrual as the Company completed its reorganization plan, partially offset by a $2.3 million increase in jackpot provision, decrease in income taxes receivable and payable of $1.6 million and purchase of capital assets of $1.1 million, offset by decreased accounts receivable and other of $2.9 million and decreased prepayments of $0.5 million, primarily consisting of royalty and game amortization of $4.2 million offset by $4.2 million of net royalty payments.

Operating Activities

Cash flow used in operating activities was $11.7 million for the year ended December 31, 2010 (2009: $17.8 million).  The use of cash in operating activities is due to the cash impact of operating losses of $13.5 million, decrease in accounts payable and accrued liabilities of $0.1 million, comprising primarily a $2.9 million decrease in the reorganization cost accrual as the Company completed its reorganization plan, partially offset by a $2.3 million increase in jackpot provision and decrease in income taxes receivable and payable of $1.6 million, offset by decreased accounts receivable and other of $2.9 million and decreased prepayments of $0.5 million, primarily consisting of royalty and game amortization of $4.2 million offset by $4.2 million of net royalty payments.

Financing Activities

Cash flow used in financing activities was $nil for the year ended December 31, 2010 (2009: $1.4 million).  Cash flow used in financing activities in 2009 was due to dividends paid of $1.4 million.  CryptoLogic did not declare a dividend for any quarter in 2010.

Investing Activities

Cash flow used in investing activities was $1.1 million for the year ended December 31, 2010 (2009: cash flow provided by investing activities $6.3 million).  Cash flow used in investing activities in 2010 was due to purchase of capital assets of $1.1 million and an increase in security deposits of $0.3 million due to the Company appointing a second bank to provide payment processing facilities to process deposits and credit card transactions, partially offset by $0.2 million cash received from a long-term investment.  Cash flow provided by investing activities in 2009 was due to a reduction in restricted cash of $7.2 million as the Company reduced the amount required to support a letter of credit to the Lottery Gaming Authority of Malta to support user funds, offset by capital expenditure of $0.4 million primarily associated with infrastructure improvement and investments in Jingle Prize, Inc. and Mikoishi Pte Ltd. of $0.5 million.

Working Capital

Working capital at December 31, 2010 was $12.4 million (2009: $26.5 million).

User Funds Held on Deposit

User funds held on deposit at December 31, 2010 was $6.1 million (2009: $7.9 million).  The decrease in user funds is due primarily to the reduced number of active players at a major licensee and a reduction in our poker business.

Capitalization

Since inception, CryptoLogic has had neither debt nor unutilized credit facilities.  At December 31, 2010, CryptoLogic had 12,879,920 Common Shares outstanding (2009: 12,794,020) and 223,500 stock options outstanding (2009: 563,521).  The 12,879,920 outstanding Common Shares excludes 939,131 (2009: 1,025,031) exchangeable shares (“Exchangeable Shares”) in CryptoLogic Exchange Corporation (“CEC”) which are entitled to be exchanged on a one-for-one basis for Common Shares of the Company.  Including the Exchangeable Shares of CEC, the outstanding Common Shares of the Company would be 13,819,051 (2009: 13,819,051).  As of March 21, 2011 there were 12,907,120 Common Shares of CryptoLogic outstanding and 911,931 Exchangeable Shares in CEC outstanding.

As part of the 2007 reorganization, Canadian residents received Exchangeable Shares of CEC, an indirect subsidiary of CryptoLogic.  The Exchangeable Shares are, as nearly as practicable, the economic equivalent of Common Shares of CryptoLogic.  For accounting purposes, the acquisition is accounted for using the continuity of interest method, which recognizes CryptoLogic as the successor entity to CryptoLogic Inc.  The Exchangeable Shares can be exchanged for an equivalent amount of Common Shares of the Company at any time and are accounted for as a minority interest.  On June 1, 2014, the Company will redeem all of the then outstanding Exchangeable Shares for an amount per share equal to the redemption price.  The redemption price will be satisfied through the issuance and delivery of one Common Share of CryptoLogic for each Exchangeable Share.  CryptoLogic has issued a special voting share to a third party trustee, the purpose of which is to provide holders of Exchangeable Shares with the right to vote on matters to be voted on by CryptoLogic shareholders.  All outstanding options of CryptoLogic Inc. as of the date of the Arrangement were fully assumed by CryptoLogic under the same terms and conditions as originally granted by CryptoLogic Inc.  The Exchangeable Shares provide those shareholders with the same voting and dividend rights as the Common Shares of CryptoLogic.  No additional Exchangeable Shares will be issued and all exercises of stock options will give rise to the issue of additional Common Shares of CryptoLogic.

From December 3, 2008 to December 2, 2009, CryptoLogic had, through its Normal Course Issuer Bid, authorization to repurchase up to 1,267,871 Common Shares, under which the Company did not buy back any Common Shares.

Cash Commitments and Contractual Obligations

The following table summarizes our outstanding cash commitments as of December 31, 2010:

(In thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years

Facility leases	$4,688	$1,161	$2,033	$932	$562
Minimum royalty payments and purchase commitments	2,774	2,221	553	–	–
Total outstanding cash commitments	$7,462	$3,382	$2,586	$932	$562

Total cash commitments at December 31, 2010 were $7.5 million (2009: $14.6 million).  The Company has entered into lease agreements for premises expiring at various periods up to May 2020.

RESEARCH AND DEVELOPMENT

CryptoLogic makes significant investments in research and development to remain competitive with technology advancements and product evolution in the global online gaming market.  Research and development personnel comprised 18% of our workforce at December 31, 2010 (2009: 34%).

CRITICAL ACCOUNTING ESTIMATES

CryptoLogic’s accounting policies are specified in the notes to our financial statements, in particular note 1.  The accounting estimates discussed below are considered particularly important, as they require judgments by management.  Management has instituted policies that are intended to ensure these judgments are well controlled and consistently applied from period to period.

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and also as Branded Games.  Generally the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying consolidated balance sheets.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

The Company regularly reviews its estimates of future revenues under its license arrangements and, during Q2 2010, the review identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalties are amortized on a straight-line basis.  For the year ended December 31, 2010, amortization of $3.1 million (2009: $0.8 million) was recorded as a reduction of revenue.

Several of the Company's licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game.  Once a jackpot is won, the progressive jackpot game is reset with a predetermined amount.  The Company is liable for funding the jackpot wins as well as amounts required to reset the progressive jackpot game from the pool of funds collected and accrues the jackpot amount for all games on a monthly basis.  The reset amount is accrued, up to the predetermined amount, as wagering occurs.  The accrual for the jackpot at the consolidated balance sheet dates is included in accounts payable and accrued liabilities.

The Company regularly performs an analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts.  During Q4 2009, as part of the statistical analysis of the amounts required for jackpot resets, the Company revised its estimated liability arising from the cumulative jackpot.  The change in accounting estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue of $0.8 million.

At December 31, 2010, accounts payable and accrued liabilities include $5.4 million in jackpot provisions (2009: $3.0 million).  This amount is sufficient to cover the full amount of any required pay-out.

During 2009, the Company reviewed its e-cash operations and determined that certain provisions associated with its commerce-based transactions should not be recorded and further that, based on new facts and circumstances, certain estimates should be revised.  Accordingly, approximately $1.7 million that was recorded as a liability for future payments was no longer required.  These changes were recorded in revenue in the accompanying consolidated statements of loss and comprehensive loss.

The Company may receive from time to time claims and enter into litigation arising out of the ordinary course and conduct of business including intellectual property matters.  Management assesses such claims, and if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management’s assessment of the likely outcome.  Management does not make provisions for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated.  Any settlements or awards under such claims are provided for when reasonably determinable.  Adjustments will be made to the accrual for such amounts as new information is obtained or the claim settled.  During 2009, the Company reviewed its accounting for certain contingencies and determined $0.8 million was no longer required, which increased revenue by a corresponding amount.

The Company regularly reviews its long-term assets, comprising capital assets, intangible assets and long-term investments for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Determination of recoverability generally requires the Company to estimate the fair value of the long-term asset, which requires the Company to make assumptions and judgments on several items including, but not limited to, the future cash flows that will be generated by these assets and the appropriate discount rate to apply to those cash flows.  Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.  During 2010, the Company recorded impairment charges of $5.3 million associated with intangible assets and certain capital assets (2009: $15.5 million impairment associated with goodwill, capital assets and long-term investments).

Accounting for both current and future tax requires the Company to make assumptions, judgments and estimates about current tax laws, which require certain interpretations of tax laws in several jurisdictions around the world as well as possible outcomes of current and future audits conducted by the respective tax authorities.  The Company has established reserves for income taxes to address potential exposures involving tax positions that could be challenged by tax authorities.  Although the Company believes our assumptions, judgments and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of the current and any future tax audits could significantly impact the amounts provided for income taxes in its consolidated financial statements.

The Company’s assumptions, judgments and estimates relative to the value of a deferred tax asset take into account predictions of the amount and category of future taxable income, such as income from operations or capital gains income.  Actual operating results and the underlying amount and category of income in future years could render our current assumptions, judgments and estimates of recoverable net deferred taxes inaccurate.  Any of the assumptions, judgments and estimates mentioned above could cause the Company’s actual income tax obligations to differ from its estimates, thus materially impacting its financial position and results of operations.

The Company has a stock option plan where the amount of compensation expensed is determined using an option-pricing model.  In addition, the Company provided a long-term incentive program where the amount of the compensation expensed is determined based on estimated performance criteria and the Company’s stock price.  Calculations for these plans with the necessary assumptions inherently mean judgments are required by management.

Recently Issued and Adopted Accounting Pronouncements

Recently Issued Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada.  In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year end, and of the opening balance sheet as at the date of adoption.

The IFRS conversion project consists of three phases which have been substantially completed by the Company.  However, management has not yet finalized the determination of the impact of these differences on the consolidated financial statements.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS.

Phase Two: Analysis and Development, involved detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation and Review involved the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary, culminating in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

Impact on Internal Controls over Financial Reporting and Disclosure Controls and Procedures

The Company has completed an assessment of its internal controls over financial reporting and its disclosure controls and procedures.  There were no matters identified that materially affect, or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

Changes in Accounting Policies

The Company has identified the following key areas where changes in accounting policies are expected to impact our consolidated financial statements.  The individual amounts disclosed, which are estimates based on current expectations, are on a pre-tax basis and the tax impact of all changes discussed is presented on an overall basis.  The list and comments should not be regarded as a complete list of estimated changes that will result from transition to IFRS and are intended to highlight those areas the Company believes are most significant.

The information set out below is provided to allow users of the financial statements to obtain a better understanding of the Company’s IFRS changeover plan and the resulting possible effects on, for example, the financial statements and operating performance measures.  These are estimates based on the Company’s current understandings, and readers are cautioned that it may not be appropriate to use such information for any other purpose.  This information also reflects the Company’s most recent assumptions and expectations; circumstances may arise such as changes in IFRS, regulations or economic conditions, which could change the assumptions or expectations.

The following unaudited consolidated financial statements show the expected impacts of the noted differences between IFRS and Canadian GAAP as at the date of transition (January 1, 2010) and as at and for the year ended December 31, 2010.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

		Previous GAAP	Effect of transition to IFRS	IFRS	Previous GAAP	Effect of transition to IFRS	IFRS
	Notes		January 1, 2010			December 31, 2010
ASSETS
Deferred tax assets		$1,549	$–	$1,549	$864	$–	$864
Property, plant and equipment	D	7,774	(4,948)	2,826	4,713	(2,128)	2,585
Intangible assets	B, D	4,342	4,564	8,906	95	2,115	2,210
Total non-current assets		13,665	(384)	13,281	5,672	(13)	5,659
Total current assets		49,705	–	49,705	31,886	–	31,886
Total assets		$63,370	$(384)	$62,986	$37,558	$(13)	$37,545

EQUITY
Share capital		$33,916	$–	$33,916	$34,129	$–	$34,129
Stock options	A	7,633	(1,987)	5,646	7,826	(2,262)	5,564
Deficit	A	(4,753)	1,987	(2,766)	(25,140)	2,262	(22,878)
Total equity attributable to equity holders of the Company		36,796	–	36,796	16,815	–	16,815
Non-controlling interest	C	2,948	–	2,948	1,226	–	1,226
Total equity		39,744	–	39,744	18,041	–	18,041

LIABILITIES
Deferred tax liabilities	B	384	(384)	–	29	(13)	16
Total non-current liabilities		384	(384)	–	29	(13)	16
Total current liabilities		23,242	–	23,242	19,488	–	19,488
Total liabilities		23,626	(384)	23,242	19,517	(13)	19,504

Total equity and liabilities		$63,370	$(384)	$62,986	$37,558	$(13)	$37,545

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(In thousands of U.S. dollars)

		Previous GAAP	Effect of transition to IFRA	IFRS
	Note		December 31, 2010
Continuing operations:
Total Revenue		$25,988	$–	$25,988
Operating expenses:	A	30,230	(275)	29,955
General and administrative expenses		7,561	–	7,561
Reorganization expenses		1,935	–	1,935
Impairment of property, plant and equipment		1,763	–	1,763
Impairment of intangible assets		3,566	–	3,566
Depreciation		2,047	–	2,047
Amortization of intangible assets		325	–	325
		47,427	(275)	47,152
Results from operating activities		(21,439)	275	(21,164)
Finance income		80	–	80
Finance costs		(65)	–	(65)
Net finance costs		15	–	15
Other income		185	–	185
Loss before income taxes		(21,239)	275	(20,964)
Income tax expense		657	–	657
Loss for the period		(21,896)	275	(21,621)
Other comprehensive income		–	–	–
Other comprehensive income for the period net of income tax		–	–	–
Total comprehensive income for the period		$(21,896)	$275	$(21,621)
Loss attributable to:
Shareholders of the Company		(20,387)	275	(20,112)
Non-controlling interests		(1,509)	–	(1,509)
Loss for the period		$(21,896)	$275	$(21,621)
Total comprehensive income attributable to:
Shareholders of the Company		–	–	–
Non-controlling interests		–	–	–
Total comprehensive income for the period		$–	$–	$–
Loss per share:
Basic loss per share		$(1.58)		$(1.57)
Diluted loss per share		$(1.58)		$(1.57)

A.	Share-Based Payments

The Company has a stock option plan for directors, officers and other key employees.  Under Canadian GAAP, stock option grants are accounted for as capital transactions at the time of the grant and are reflected as stock options in the total equity attributable to the equity holders of the Company.  The fair value of the options is measured at grant date using the Black-Scholes pricing model, and is recognized over the period that the employee earns the options.  The fair value is recognized as an expense in the consolidated statements of comprehensive loss with a corresponding increase in equity.  The amount recognized as expense is adjusted to reflect the number of share options expected to vest.  The Company does not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures are accounted for as they occur.

Under IFRS, stock options for directors, officers and other key employees are measured initially, based on the fair value of the options, using an option-pricing model.  Each vesting instalment over the vesting period of the options is accounted for as a separate arrangement and the Company estimates the number of options for which the requisite service is expected to be rendered.

Expected Impact:

In accordance with IFRS 1, the adjustment will be recorded in opening deficit upon transition to IFRS.  We expect the change at January 1, 2010 will be a decrease in deficit of $2.0 million with a corresponding decrease in stock options reserve.  Net income for the year ended December 31, 2010 is expected to increase by $0.3 million.

B.	Deferred Tax

In January 2007, the Company acquired the poker brand and the customer list of Parbet and the assets and operations of Casino.co.uk, a gaming portal.  Included in the allocation of the purchase price, the Company recorded future income tax liabilities.

Under IFRS, a deferred tax liability is not recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting profit nor taxable profit.

Expected Impact:

In accordance with IFRS 1, an adjustment will be recorded as a decrease in intangible assets in the consolidated balance sheets and a corresponding decrease in deferred tax liabilities.  We expect the change at January 1, 2010 will be a decrease in intangible assets in the consolidated balance sheets of $0.4 million with a corresponding decrease in deferred taxes.  The Company does not expect any impact to net income for the year ended December 31, 2010.

C.	Non-Controlling Interest

Under Canadian GAAP, the Company classifies non-controlling interest (minority interest) as a separate component between liabilities and equity in the consolidated balance sheets.

Under IFRS, non-controlling interest is classified as a component of equity separately disclosed from the parent shareholders’ equity.

In addition, the Company has elected to avail of the exemption under IFRS 1, not to retrospectively restate any business combinations under IFRS 3 Revised.

Expected Impact:

In accordance with IFRS 1, the adjustment will be recorded as a reduction in non-controlling interest recorded as a separate component between liabilities and equity of $3.0 million and a corresponding increase in equity.

D.	Property, Plant and Equipment

Under Canadian GAAP, the Company classifies computer software licenses and capitalized software development costs as property, plant and equipment.

Under IFRS, computer software licenses and capitalized software development costs are classified as intangible assets.

Expected Impact:

In accordance with IFRS 1, the adjustment will be recorded as a reduction in property, plant and equipment and a corresponding increase in intangible assets of $4.9 million at January 1, 2010 and $2.1 million at December 31, 2010.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company classifies all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings.  Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred.

Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost.  The Company has determined that the carrying value represents fair value as at December 31, 2010 and 2009.

All accounts payable, accrued liabilities and liabilities for user funds held on deposit are recorded at their amortized cost.  The Company has determined that the carrying value represents fair value as at December 31, 2010 and 2009.

Long-term investments are classified as available-for-sale assets which are measured at fair value.  Temporary changes in fair value of long-term investments are recognized in comprehensive income.  Changes in fair value of long-term investments deemed to be other than temporary are recorded in the consolidated statements of loss and comprehensive loss.  Transaction costs related to available-for-sale assets are included in the carrying value of the asset.

The Company has exposure to credit risk and market risk from its use of financial instruments.

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The carrying amount of the Company’s financial assets represents its maximum credit exposure.

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses.  Historically the Company has not experienced any significant credit losses associated with its online poker, Hosted Casino and Branded Games businesses and does not have any material accounts receivable balances greater than 90 days outstanding.  As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

The Company manages its credit risk associated with cash and cash equivalents by holding investments, according to Company investment policy, only in banks carrying an S&P rating of BBB+/A-3+ and higher or government guaranteed banks with a similar rating.

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net earnings or the value of its financial instruments.

The Company operates internationally giving rise to exposure to changes in foreign exchange rates.  The currency risk is derived from revenues denominated in currencies other than the U.S. dollar, its functional currency, primarily the British pound and the euro, and expenses associated with its multinational operations (primarily the Canadian dollar, the British pound and the euro) as well as the respective receivable and payable balances.  The Company believes that it is, to a degree, naturally hedged.  The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies.  As at December 31, 2010, approximately 66% of the Company’s financial assets were denominated in its functional currency (2009: 78%).

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days.  The Company is exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location it invests in.

RELATED PARTY TRANSACTIONS

In the normal course of operations, the Company engages the services of a law firm in which a former member of the Board of Directors is a partner.  Fees paid to this firm for the year ended December 31, 2010 were $nil (2009: $0.1 million) and are included in general and administrative expenses in the accompanying consolidated statements of loss and comprehensive loss.  At December 31, 2010, there was $nil outstanding (2009: $nil)

DISCLOSURE CONTROLS AND PROCEDURES

An evaluation of the effectiveness of the design and operation of our “disclosure controls and procedures” as of the end of the period covered by this Management’s Discussion and Analysis was made under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer.

Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2010, our disclosure controls and procedures, as defined by National Instrument 52-109 - Certification of Disclosures in Issuers’ Annual and Interim Filings are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation is summarized and reported within the time periods specified therein.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles, and reconciled to United States GAAP.  It includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of the Company, provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, that receipts and expenditures are made only in accordance with authorization of management and the Board of Directors, and that prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual or interim financial statements of the Company, is assured.

Management assessed the effectiveness of internal control over financial reporting as at December 31, 2010.  Management based its assessment on criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and concludes that, as of December 31, 2010, internal control over financial reporting is effective.

Changes in Internal Controls

There have been no changes in our “internal control over financial reporting” that occurred during the three months ended December 31, 2010 that have materially affected or are reasonable likely to materially affect our internal control over financial reporting.

RISKS AND UNCERTAINTIES

An investment in the Company involves significant risks.  Accordingly, prospective investors should consider carefully the specific risk factors set out below in addition to the other information contained in this document before investing in the Company.  Additional risks and uncertainties not presently known to CryptoLogic, or that the Board currently considers immaterial, may also affect the business, financial condition, results or future operations of the Company and the trading price of the Common Shares.  If any of the following risks materializes, the business, financial conditions, results or future operation could be materially and adversely affected.  In such circumstances, the trading price of the Common Shares could decline and investors could lose part or all of their investment.  Before making any investment decision, prospective investors are advised to consult an independent adviser who specializes in advising upon investments.

Current and future legislation and court decisions may have a material impact on our operations and financial results

The Company and our licensees are subject to applicable laws in the jurisdictions in which they operate.  Our Hosted Casino licensees hold government licenses to operate Internet gaming sites hosted in Malta and our Branded Games licensees hold similar licenses issued by the jurisdictions in which their gaming servers are hosted.  Some countries have introduced regulations attempting to restrict or prohibit Internet gaming, while others have taken the position that Internet gaming should be regulated and have adopted or are in the process of considering legislation to enable that regulation.

While the U.K. and other European countries such as Malta and Gibraltar have currently adopted a regime which permits its licensees to accept wagers from any jurisdiction, other countries, including Italy and France have, or are in the process of implementing regimes which only permit the targeting of the domestic market provided a local license is obtained and local taxes accounted for.  Other European territories continue to defend a licensing regime that protects monopoly providers and have combined this with an attempt to outlaw all other supplies.  Either of these restrictive approaches may yet be deemed to be in potential conflict (in any specific jurisdiction) with E.U. treaty law (governing the free movement of trade and services throughout the European Union) and case law rendered by the European Court of Justice (the “ECJ”), but recent ECJ decisions have given E.U. Member States wide latitude in regulating the on-line gaming markets.  Over the past several years, the European Commission (the “EC”) has attempted to prompt the introduction of directives that would harmonize online gaming within the E.U., which is in line with the EC’s stated goal of encouraging a free and open cross-border market.  In early 2011, the EC’s Internal Market Commissioner, Michel Barnier, began an E.U.-wide consultation and review process on on-line gaming regulation.  Harmonization in the area of on-line gaming, however, has met with substantial opposition in the past, and there can be no certainty that the consultation and review will recommend such harmonization or that any recommendation of harmonization will be adopted.  There is, therefore, no indication that any such harmonization will be achieved in the near term.  Contemporaneous with its efforts to harmonize European online gaming laws, the EC has initiated infringement proceedings against various member states in relation to perceived breaches of Article 56 of the Treaty on the Functionality of the European Union (which article enshrines the principle of freedom of movement of services), but in most cases these have not reached conclusion.

As companies and consumers involved in Internet gaming are located around the globe, including our licensees and their players, there is uncertainty regarding which government has authority to regulate or legislate the industry.  The Unlawful Internet Gaming Enforcement Act (“UIGEA”), which is designed to prohibit payments relating to Internet gaming was enacted on October 13, 2006 in the United States, and similar legislation may be adopted in other jurisdictions.

Future legislative and court decisions may have a material impact on our operations and financial results.  There is a risk that governmental authorities may view us or our licensees as having violated their local laws, despite CryptoLogic’s contractual requirement that each of its licensees is licensed to operate an Internet gaming business by the governmental authority of the country in which the gaming servers associated with the licensees’ gaming operations are located.  Therefore, there is a risk that civil and criminal proceedings, including class actions brought by or on behalf of prosecutors or public entities incumbent monopoly providers, or private individuals, could be initiated against us, our licensees, Internet service providers, credit card processors, advertisers and others involved in the Internet gaming industry.  Such potential proceedings could involve substantial litigation expense, penalties, fines, seizure of assets, injunctions or other restrictions being imposed upon us or our licensees or other business partners, while diverting the attention of key executives.  Such proceedings could have a material adverse effect on our business, revenues, operating results and financial condition as well as impact upon our reputation.

There can be no assurance that legally enforceable prohibiting legislation will not be proposed and passed in jurisdictions relevant or potentially relevant to our business to legislate or regulate various aspects of the Internet or the Internet gaming industry (or that existing laws in those jurisdictions will not be interpreted negatively).  Compliance with any such legislation may have a material adverse effect on our business, financial condition and results of operations, either as a result of our determining that a jurisdiction should be blocked, or because a local license may be costly for us or our licensees to obtain and/or such licenses may contain other commercially undesirable conditions.

There have recently been a number of legal developments associated with the manner in which the business of gaming, and in particular, Internet gaming, is treated in the U.K. and Continental Europe.  Some of these developments can be considered as positive and some as negative.  In this regard a brief summary of the regulatory situation in the U.K., Europe, and the United States follows:

United Kingdom

In September 2007, the U.K. Gambling Act came into force, which regulated online gaming for the first time in that jurisdiction.  Most of the underlying codes in relation to entities established in the U.K., or marketing into the U.K. have been enacted.  However, there is no assurance that the U.K. regulatory regime as interpreted by the Gambling Commission, the Gambling Act’s independent regulator, will provide a commercially-viable market and may create restrictions that would have a material adverse effect on CryptoLogic’s customers, business, revenues, operating results and/or financial condition.  Indeed, the Department of Culture Media and Sport (the “DCMS”) (the government body with responsibility for overseeing gambling), has recently announced that it may reconsider one of the main tenets of the Gambling Act, namely that if an online gaming operator was regulated either in Europe or in a jurisdiction approved by the DCMS (the so called “white listed” jurisdictions) such an operator could fully target the UK gambling market.  The DCMS is in the process of conducting a review of on-line gaming and is expected to publish the results of this review in the next few months.  It seems likely that the DCMS will recommend that it will require entities not licensed in the UK to acquire some form of additional accreditation to access the UK market and/or pay taxes in the UK.

Continental Europe

France

The French law authorizing the licensing of online gaming operators came into effect in April 2010, and the first licenses were issued in June 2010.  Licenses are currently available only in relation to poker games and sportsbook.  The French authorities have adopted an aggressive enforcement stance against those operators that attempt to operate in France without a French license.  Moreover, the licenses are subject to undesirable commercial terms, such as limits on maximum payouts and high levels of tax.  Moreover, all poker play can only be amongst French customers, which severely impedes liquidity.

Germany

Online gambling was expressly prohibited in Germany by the State Gambling Treaty of 2008, under which an operator is liable to civil or administrative sanctions.  Article 284 of the German Criminal Code which applies criminal sanctions to operators who provide online gambling services into Germany without a form of authorization has been the subject of legal debate over the purported breadth of its application.

Conflicting domestic court decisions on the legality of domestic law relating to online gambling (in light of the uncertainty of the application of Article 284 of the Criminal Code to online gambling businesses licensed outside of Germany, in particular by other EU member states, and the legality of the State Gambling Treaty under EU law) has led to uncoordinated enforcement action.

In September 2010, the ECJ handed down two judgments that call into question the enforceability of the State Gambling Treaty under EU law.  Moreover, the State Gambling Treaty expires on 31 December 2011, requiring Germany to address the issue of online gambling prior to this date.  Although Germany’s sixteen regional governments recently announced a consensus to regulate and license the sports betting market, opinions as to the appropriate form of regulation of on-line gambling differ among Germany's sixteen regional governments.  There can be no certainty, therefore, as to what form this regulation will take, and whether it will continue to ban online gambling or provide a licensing of online gambling, nor can there be any certainty as to the terms of licensing (or commercial viability of any license) in the event that licensing is implemented in Germany.

Italy

Italy introduced a licensing regime in 2010, which allows licenses for on-line casino games as well as sports betting and poker.  The administrative, technical, tax and financial burdens, however, associated with these licenses are high.  Moreover, there can be no guarantee that the Company's licensees will be successful in obtaining an Italian license, or that the Company's games will be approved under the Italian licensing regime.  The Company and its licensees remain at risk that Italy may take aggressive action against parties whose operations at are not licensed pursuant to the regulatory regimes established by this country.

Spain

Madrid’s and Basque’s regional governments have implemented legislation to regulate Internet gaming but it only permits services to be supplied by the licensed entity to Madrid residents.  Therefore obtaining a license may be of little commercial value to any operator.

In February 2011, the Spanish parliament began consideration of nationwide regulation of on-line gambling, including the licensing of online operators.  There can be no assurance, however, that the law will be approved by parliament or that casino games would be allowed under the proposed law or that the licensing requirements and taxation will be on a commercially viable basis.  In the event of the law is passed, the Company and its licensees will remain at risk that Spain may take aggressive action against parties whose operations are not licensed in Spain.

The Netherlands

The Dutch government has consistently taken steps to support and protect its state-sponsored casino operator’s (Holland Casino) monopoly, including taking legal action against Internet gaming operators.  In addition, an announcement in 2009 by the Dutch Minister of Justice to the effect that payment support by Dutch banks of online gaming was unlawful (and precluded by existing law) caused a number of operators to be blocked from the territory, and this cautious approach has been further exacerbated by the judgment of the ECJ in June 2010, following the negative opinion of Advocate General Bot and upholding the Dutch regulations as not inconsistent with EU law, in the case referred to the ECJ by Betfair and Ladbrokes.   In the event that the Dutch courts implement the ECJ decision and the government seeks to take further steps to protect the online business of Holland Casino by discouraging other operators from operating in the Dutch marketplace, either through changes in legislation or enforcement measures, the Company’s licensees (and CryptoLogic accordingly) could be adversely impacted.  While there have been recent reports that the Dutch government is considering licensing online gaming as a revenue raising method, these proposals are in a preliminary stage and there can be no guarantee that the Dutch government would implement a licensing regime or that the terms of such licenses, including the tax and technical requirements thereof, would create commercially viable conditions for online operators.

Scandinavia

Governments in most Scandinavian countries have attempted to discourage their citizens from gambling with online operators by taxing their citizens’ winnings.  Generally speaking, winnings realized through a state sponsored operator are not taxable, but winnings from other sources can be subject to inconsistent application of taxation law in relation to domestic and non-domestic products in the E.U.  Until such time as the tax authorities in the various countries make an official pronouncement on the manner in which these tax laws will be applied, it is unclear as to what impact these tax policies will have on the business of the Company’s licensees.  In Norway, the government has specifically banned payment support of online gambling which came into force in 2010.  The ban means only payment support of state-owned gambling services will remain legal.  Sweden prohibits advertising by foreign gaming operators, which is designed to protect.  In Denmark, the Danish parliament has approved legislation on regulating the Danish gaming market, including a licensing regime for on-line gaming.  Although this licensing regime was to come into effect on 1 January 2011, its implementation has been delayed due to a number of developments, including challenges to the regime at an EU level.  Implementation of the new law may now be delayed by up to two years.  Moreover, there can be no guarantee that the Company's licensees will be successful in obtaining a Danish license, or that the Company's games will be approved under the Danish licensing regime.

United States

Since the enactment of UIGEA in October 2006, the Company has prohibited its licensees from taking any wagers from U.S. residents.  The UIGEA sought to clarify the illegality of processing or transferring any funds connected with unlawful Internet gaming, although some U.S. enforcement agencies claimed that previous existing legislation similarly outlawed these activities.  Given that the Company had previously derived licensing revenue and provided payment processing solutions (through its e-cash services) on behalf of some licensees who took wagers from the

U.S., there is no guarantee that the U.S. Department of Justice will not seek to prosecute the Company, its officers or directors for alleged historic transgressions or similarly prosecute its licensees or their directors or shareholders.  Such proceedings could result in criminal penalties, substantial fines, damages and sequestration of assets.  They also could damage the reputation of the Company, divert the attention of the Company’s key executives and have a material adverse effect on the business, revenues, operating results and/or financial condition of the Company.  Although recent developments at a state level have seen the State of New Jersey attempt to introduce an intra-state on-line gambling licensing regime, vetoed by the state governor, there are doubts as to the compatibility of such a regime with federal law.  Moreover, such a limited market may not be commercially viable for operators.  Moreover, these licenses would be limited to operators already holding land-based casino licenses within the State of New Jersey, and none of the Company’s current licenses hold such licenses.

The loss of a major payment option could limit our ability to accept deposits.

With the enactment of the UIGEA, financial institutions in the United States ceased to accept online gaming transactions.  There can be no assurance that other financial institutions or credit card issuers outside the United States will not enact additional restrictions.  The loss of a major payment option would have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that the systems and protective measures we have in place will or can guarantee protection against fraudulent activities and unauthorized access from minors.

There can be no assurance that the systems and protective measures we have in place will or can guarantee protection against fraudulent activities and unauthorized access from minors, which could have a material adverse effect on our reputation, business, revenue, operating results and financial conditions.  We attempt to mitigate these concerns with systematic controls and a dedicated fraud team.

In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce.

In addition to regulations pertaining specifically to online gaming, we may become subject to any number of laws and regulations that may be adopted with respect to the Internet and electronic commerce.  New laws and regulations that address issues such as user privacy, pricing, online content regulation, taxation, advertising, intellectual property, information security, and the characteristics and quality of online products and services may be enacted.  As well, current laws, which predate or are incompatible with the Internet and electronic commerce, may be applied and enforced in a manner that restricts the electronic commerce market.  The application of such pre-existing laws regulating communications or commerce in the context of the Internet and electronic commerce is uncertain.  Moreover, it may take years to determine the extent to which existing laws relating to issues such as intellectual property ownership and infringement, libel and personal privacy are applicable to the Internet.

The adoption of new laws or regulations relating to the Internet, or particular applications or interpretations of existing laws, could decrease the growth in the use of the Internet, decrease the demand for our products and services, increase our cost of doing business or could otherwise have a material adverse affect on our business, revenues, operating results and financial condition.

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities.  Access to public financing has been negatively impacted by both the rapid decline in the value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.

Current global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be assisted by governmental authorities.  Access to public financing has been negatively impacted by both the rapid decline in value of sub-prime mortgages and the liquidity crisis affecting the asset-backed commercial paper market.  As a result, several major economies have been in prolonged recessions, including but not limited to, the United Kingdom, as well as Ireland, where the Company is headquartered.  If these economies do not recover in a timely manner, future revenues may be adversely impacted.  Secondly, the disruption to the global finance markets may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company, if at all.  If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be adversely affected.

There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or of our customers.

The growth of Internet usage has caused frequent interruptions and delays in processing and transmitting data over the Internet.  There can be no assurance that the Internet infrastructure or the Company’s own network systems will continue to be able to support the demands placed on it by the continued growth of the Internet, the overall online gaming industry or of our customers.

The Internet’s viability could be affected if the necessary infrastructure is not sufficient, or if other technologies and technological devices eclipse the Internet as a viable channel.

End-users of our software depend on Internet Service Providers (“ISPs”), online service providers and our system infrastructure for access to the Internet gaming sites operated by our licensees.  Many of these services have experienced service outages in the past and could experience service outages, delays and other difficulties due to system failures, stability or interruption.  Our licensees may lose customers as a result of delays or interruption in service, including delays or interruptions relating to high volumes of traffic or technological problems.  As a result, we may not be able to meet service levels that we have contracted for, putting us in breach of contractual commitments, which in turn could materially adversely affect our business, revenues, operating results and financial condition.

The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition.

The Internet gaming industry continues to evolve rapidly.  The demand and acceptance for new products and services are subject to a level of uncertainty and growing competition, and if our services do not continue to receive market acceptance, our business, revenues, operating results and financial condition could be materially adversely affected.

Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation.

Our Internet gaming software and electronic commerce services are reliant on technologies and network systems to securely handle transactions and user information over the Internet, which may be vulnerable to system intrusions, unauthorized access or manipulation.  As users become increasingly sophisticated and devise new ways to commit fraud, our security and network systems may be tested and subject to attack.  We have experienced such system attacks in the past and implemented measures to protect against these intrusions.  However, there is no assurance that all such intrusions or attacks will or can be prevented in the future, and any system intrusion/attack may cause a delay, interruption or financial loss, which could have a material adverse effect on our business, revenue, operating results and financial condition.

If ISPs experience service interruptions, communications over the Internet may be interrupted and impair our ability to carry on business.

Our electronic commerce product relies on ISPs to allow our licensees’ customers and servers to communicate with each other.  If ISPs experience service interruptions, communications over the Internet may be interrupted and impair our ability to carry on business.  In addition, our ability to process e-commerce transactions depends on bank processing and credit card systems.  In order to prepare for system problems, we are strengthening and enhancing our current facilities and the capability of our system infrastructure and support.  Nevertheless, any system failure as a result of reliance on third parties, including network, software or hardware failure, which causes a delay or interruption in our e-commerce services could have a material adverse effect on our business, revenues, operating results and financial condition.

Licensees of our software and services compete with existing and established recreational services and products, in addition to other forms of entertainment.

Licensees of our software and services compete with existing and established recreational services and products, in addition to other forms of entertainment.  Our success will depend, in part, upon our ability to keep pace with technological developments, respond to evolving customer requirements and achieve continued market acceptance.

We compete with a number of public and private companies, which provide electronic commerce and/or Internet gaming software.  In addition to known current competitors, traditional land-based casino operators and other entities, many of which have significant financial resources, an entrenched position in markets and name-brand recognition, may provide Internet gaming services in the future, and thus become our competitors.  As well, such companies may be able to require that their own software, rather than the software of others, including our gaming software or our e-cash systems and support, be used in connection with their payment mechanisms.

The barriers to entry into most Internet markets are relatively low, making them accessible to a large number of entities and individuals.  We believe the principal competitive factors in our industry that create certain barriers to entry include reputation, technology, financial stability and resources, a proven track record of successful operations, critical mass (particularly relating to online poker), regulatory compliance, independent oversight and transparency of business practices.  While these barriers will limit those able to enter or compete effectively in the market, it is likely that new competitors will enter the market in the future.

Increased competition from current and future competitors has and may in the future result in price reductions and reduced margins, or may result in the loss of our market share, any of which could materially adversely affect our business, revenues, operating results and financial condition.

In fiscal 2010, our top 7 licensees accounted for approximately 81% (2009: 78%) of our total revenue before amortization.  In addition, all our key licensees operate from a limited number of licensing jurisdictions.

In fiscal 2010, our top 7 licensees accounted for approximately 81% (2009: 78%) of our total revenue before amortization.  In addition, all our key licensees operate from a limited number of licensing jurisdictions.  The loss of one or more of these key licensees, or the loss of their license to operate in the limited number of licensing jurisdictions, could have a material adverse effect on our business, revenues, operating results and financial condition.

Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements.  There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

Licensing contracts generally have multi-year terms, are exclusive, and have renewal provisions, which provide us with a long-term ongoing revenue stream.  Contracts are subject to renewal, renegotiation and may be contingent on certain performance requirements.  There can be no assurance that license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

Similar issues exist in respect of brand licensing agreements.  Our Branded Games business is dependant on our ability to continue to incorporate into our premium Branded Games, the intellectual property licensed to us by brand licensors, such as Marvel Comics, DC Comics, a division of Warner Bros., and Paramount Digital Entertainment.  There can be no assurance that key brand license agreements will be renewed or that there will not be a material change in the terms of the contracts, which could adversely affect our business, revenues, operating results and financial condition.

Disputes may also develop with respect to contracts with other parties, including licensees, brand licensors or games development companies, which, if resolved unfavourably to the Company, could adversely affect our business, revenues, operating results and financial conditions.

We are subject to exposure in regard to chargebacks, which may also result in possible penalties and elimination of payment options.

We are subject to exposure in regard to chargebacks, which may also result in possible penalties and elimination of payment options.  Chargebacks refer to any deposit transaction credited to a user’s account that is later reversed or repudiated.  While the Company has various control measures which seek to minimize exposure to chargebacks, it is not possible to entirely eliminate or prevent chargebacks, and a material increased incidence of chargebacks could have a material adverse effect on our business, revenues, operating results and financial conditions.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed.

There are certain difficulties and risks inherent in doing business internationally, including the burden of complying with multiple and conflicting regulatory requirements, foreign exchange controls, potential restrictions or tariffs on gaming activities that may be imposed, potentially adverse tax consequences and tax risks, and changes in the political and economic stability, regulatory and taxation structures, and the interpretation thereof, of jurisdictions in which we, our subsidiaries and our licensees operate, and in which our licensees’ customers are located, all of which could have a material adverse effect on our business, revenues, operating results and financial condition.

There can be no assurance that we will be able to sustain or increase revenue derived from international operations or that we will be able to penetrate linguistic, cultural or other barriers to new foreign markets.

Fluctuations in the exchange rate of world currencies could have a negative effect on our reported results.

Our financial results are reported in U.S. currency, which is subject to fluctuations as against the value of the currencies of the countries in which we operate, including British pounds, euro, and Canadian dollars.  Fluctuations in the exchange rate of world currencies could have a negative effect on our reported results.  We may utilize a hedging program from time to time and/or take advantage of the natural hedge in having operations in multiple currencies to mitigate a portion of our currency risks, but there can be no assurance that we will not experience currency losses in the future, which could have a material adverse effect on our business, revenues, operating results and financial condition.

Our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws.

We are subject to income taxes in Ireland, Canada, Cyprus, Malta and other jurisdictions.  Our tax calculations involve estimates in several areas including, but not limited to, transfer pricing.  Tax authorities may disagree with our estimates and assess additional taxes.  We regularly review the likely outcomes of such assessments in order to determine the appropriateness of our tax provision.  However, actual outcomes may differ and could have a material impact on our net income or financial condition.  In addition, our effective tax rate in the future could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws.  In particular, the carrying value of future tax assets is dependent on our ability to generate future taxable income in the jurisdiction where we have recognized the deferred tax assets.

We may be involved in litigation arising in the ordinary course of business.  The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

We are involved in litigation arising in the ordinary course of business.  The outcome of such matters cannot be predicted with certainty, and could have a material adverse effect on our business, revenues, operating results and financial condition.

Moreover, from time to time, third parties have asserted and may continue to assert patent, trademark, copyright and other intellectual property rights to technologies or business methods that we consider important.  There can be no assurance that the assertion of such claims will not result in litigation or that we would prevail in any such litigation or be able to obtain a license for the use of any infringed intellectual property from a third party or, if such a license is required, that it would be available on terms acceptable to us.

In December 2010, a significant supplier of games delivered to the Company a notice of arbitration relating to the agreement between the two companies.  In February 2011, the Company delivered to the supplier a notice of termination of the agreement, to take effect from March 2011.  Notwithstanding this termination, discussions are ongoing with the aim of reaching a commercially acceptable solution prior to the commencement of significant arbitration proceedings.  In the absence of achieving such a solution, arbitration hearings are likely to proceed later in 2011.

In February 2011, a brand licensor delivered to the Company a notice purporting to terminate the brand license agreement between the two companies, claiming that the Company had breached such agreement.  The Company believes there is no breach that warrants termination of the agreement and, accordingly, considers the agreement to remain in force.

Our competitive position is dependent in part upon our ability to protect our proprietary technology.

We rely on a combination of laws and contractual provisions to establish and protect our rights in our software and proprietary technology.  We believe that our competitive position is dependent in part upon our ability to protect our proprietary technology.  We generally enter into non-disclosure and invention agreements with employees, licensees, consultants and customers, and historically have restricted access to our software products’ source codes.  We regard our source code as proprietary information, and attempt to protect the source code versions of our products as trade secrets and unpublished copyrighted works.  Despite our precautions and measures implemented to protect against such attempts, unauthorized parties may have or could in the future copy or otherwise reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary.

Our Company has patents and trademarks in certain jurisdictions and is in the process of applying for further trademark registrations and patents, which may provide such protection in relevant jurisdictions.  However, there can be no assurance that this will be sufficient to fully protect our proprietary technology.  In addition, certain provisions of our license agreements, including provisions protecting against unauthorized use, transfer and disclosure, may be found to be unenforceable in certain jurisdictions.

We also have a proprietary interest in our name.  The names “CryptoLogic” and “WagerLogic” have become known in the Internet gaming industry.  Accordingly, our competitive position could be affected if our name was misappropriated and our reputation in any way compromised.

There can be no assurance that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our technology or independent development by others of technologies that are substantially equivalent or superior to our technology.  Any misappropriation of our name, technology or development of competitive technologies could have a material adverse effect on our business, revenues, operating results and financial condition.

We may infringe upon the intellectual property rights of third parties.

Due to the complex, sophisticated and global nature of the business, there can be no assurance that there has been no breach of third parties’ intellectual property rights by the Company, and any adverse judgment in this regard could have a material adverse effect on our business, revenues, operating results and financial condition.

Our future success is dependent on certain key management and technical personnel.

Our future success is dependent on certain key management and technical personnel.  The loss of these individuals or the inability to attract and retain highly qualified employees and advisors could have a material adverse effect on our business, revenues, operating results and financial condition.

The challenges of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, are expected to continue to place a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls.

The challenges of our business and the increasing complexity of our product offerings, coupled with the rapid evolution of our markets, are expected to continue to place a significant strain on our management and operational resources and to increase demands on our internal systems, procedures and controls.  Our future operating results will depend on management’s ability to develop and manage growth, enhance our products and services to respond to market demand, deal with competition and evolving customer requirements, manage our system infrastructure and requirements to meet the growing demands of our business, hire and retain significant numbers of qualified employees, accurately forecast revenues and control expenses.  A continued decline in our revenues without a corresponding and timely slowdown in our expenses, or our inability to manage or build future growth efficiently, could have a material adverse effect on our business, revenues, operating results and financial condition.

The market price of our common shares has experienced significant fluctuation and may continue to fluctuate significantly.

The market price of our common shares has experienced significant fluctuation and may continue to fluctuate significantly.  The market price of our common shares may be adversely affected by various factors, such as proposed Internet gaming legislation or enforcement of existing laws, the loss of a customer, the announcement of new products or enhancements, innovation and technological changes, quarterly variations in revenue and results of operations, changes in earnings estimates by financial analysts, speculation in the press or analyst community and general market conditions or market conditions specific to particular industries, including the Internet and gaming.

In addition, the stock market has from time to time experienced extreme price and volume fluctuations.  These company-specific or broad market fluctuations may adversely affect the market price for our common shares.  Anti-online gaming legislation could also impact our ability to remain listed.

Although our common shares are listed and traded on the Toronto Stock Exchange, the NASDAQ Global Select Market and the London Stock Exchange’s Main Market, this should not imply that there will always be a liquid market in our Common Shares.  In addition, pursuant to a business reorganization completed in 2007 (see page 1) exchangeable shares of an indirect subsidiary of the Company, CEC were issued, and are listed and traded on the Toronto Stock Exchange.  Because of separate listings, the trading prices of the Common Shares and CEC shares may not reflect equivalent values.  Company-specific or broader market fluctuations may adversely affect the market price of the exchangeable shares, and there can be no assurance that there will continue to be an active market for these securities.

The Company is subject to listing requirements in respect of its listings on the NASDAQ Global Select Market, the Toronto Stock Exchange and the London Stock Exchange Main Market and, in the absence of compliance with all such listing requirements, may face delisting action with consequent reduction in markets available for its common shares to trade.

The Company is subject to listing requirements in respect of its listings on the NASDAQ Global Select Market, the Toronto Stock Exchange and the London Stock Exchange Main Market and, in the absence of compliance with all such listing requirements, may face delisting action with consequent reduction in markets available for its common shares to trade.

Under NASDAQ’s continued listing requirements, a security is considered deficient if it fails to achieve at least a $1.00 closing bid price for a period of 30 consecutive business days.  Global Market issuers are provided one automatic 180-day period to regain compliance.  An issuer can regain compliance by achieving a $1.00 closing bid price for a minimum of ten consecutive business days.  The Company’s closing bid price on NASDAQ was below $1.00 between March 1, 2011 and March 18, 2011.

Under NASDAQ’s continued listing requirements, an issuer is required to have an audit committee consisting of at least three independent directors.  Upon Mr. Gavagan’s appointment as Interim Chief Executive Officer, he was no longer considered independent and, accordingly, the Company does not have three independent directors.  The Company has reported to NASDAQ that the audit committee currently comprises only two members.  The Company, under NASDAQ continued listing requirements, has until the next Annual General Meeting to rectify this situation.

The Company has incurred significant operating losses and negative cash flows from operations for the last three years, which resulted in a decrease in cash and cash equivalents in each year.  A continuation of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may cast doubt upon the Company's ability to continue as a going concern.

The consolidated financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has incurred significant operating losses and negative cash flows from operations for the last three years, which resulted in a decrease in cash and cash equivalents in each year.  A continuation of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may cast doubt upon the Company's ability to continue as a going concern.

During 2010, management determined that a material reduction in expenses was necessary in order to preserve cash and give the Company sufficient time to focus on increasing revenues.  Accordingly, the Company made a significant restructuring effort resulting in a reduction in operating and general and administrative expense.  However, the Company may incur further operating losses and negative cash flows in future periods and, if its cash resources and financing options are insufficient, its ability to operate would be adversely impacted.

CRYPTOLOGIC LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

(In U.S. dollars)

Years ended December 31, 2010, 2009 and 2008

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of CryptoLogic Limited and its subsidiaries and all the information in Management's Discussion and Analysis are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.  These statements include some amounts that are based on best estimates and judgement.  Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects.  Management has prepared the financial information presented elsewhere in Management's Discussion and Analysis and has ensured that it is consistent with the consolidated financial statements.

The Company policy is to maintain systems of internal accounting and administrative controls of high quality consistent with reasonable cost.  Such systems are designed to provide reasonable assurance that the financial information including the preparation of the consolidated financial statements and accompanying notes is relevant, accurate and reliable and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for approving the consolidated financial statements.  The Board carries out this responsibility through its Audit Committee.

The Audit Committee is appointed by the Board and is comprised of a majority of outside Directors.  The Committee meets periodically with management and the external auditors to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues to satisfy itself that each party is properly discharging its responsibilities.  The Audit Committee reviews the Company's annual consolidated financial statements, the external auditors' report and other information in the Annual Report.  The Audit Committee reports its findings to the Board for consideration by the Board when it approves the consolidated financial statements for issuance to the shareholders.  The Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors.

On behalf of the shareholders, the 2010 consolidated financial statements have been audited by Grant Thornton, the external auditors, in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Grant Thornton has full and free access to the Audit Committee.

/s/ David Gavagan	/s/ Huw Spiers

Chief Executive Officer	Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

TO THE SHAREHOLDERS OF CRYPTOLOGIC LIMITED

We have audited the accompanying consolidated balance sheets of CryptoLogic Limited as at December 31, 2010 and 2009 and the consolidated statements of loss and comprehensive loss, (deficit)/retained earnings, and cash flows for each of the three years in the period ended December 31, 2010.  These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CryptoLogic Limited as at December 31, 2010 and 2009 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain respects from those generally accepted in the United States of America.  Information related to the nature and effect of such differences is presented in note 22 to the consolidated financial statements.
Chartered Accountants
Dublin, Ireland
March 21, 2011

CRYPTOLOGIC LIMITED
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)
December 31, 2010 and 2009

	As at December 31, 2010	As at December 31, 2009
ASSETS
Current assets
Cash and cash equivalents	$10,584	$23,447
Security deposits (note 2)	515	250
Accounts receivable and other	5,046	7,972
Income taxes receivable	730	681
Prepaid expenses	8,942	9,426
	25,817	41,776

User funds held on deposit (note 3)	6,069	7,929
Future income taxes (note 17)	864	1,549
Capital assets (note 4)	4,713	7,774
Intangible assets (note 6)	95	4,342
	$37,558	$63,370

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$13,060	$13,156
Income taxes payable	359	2,157
	13,419	15,313

User funds held on deposit (note 3)	6,069	7,929
Future income taxes (note 17)	29	384
	19,517	23,626

Minority interest (note 8)	1,226	2,948

Shareholders' equity
Share capital (note 10)	34,129	33,916
Stock options (note 11)	7,826	7,633
Deficit	(25,140)	(4,753)
	16,815	36,796
	$37,558	$63,370

See accompanying notes to consolidated financial statements.

/s/ David Gavagan                                         Director, Chairman

/s/ Thomas Byrne                                         Director

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(In thousands of U.S. dollars, except per share data)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Revenue (note 20)	$25,988	$39,794	$61,526
Expenses
Operating	30,230	39,867	55,645
General and administrative	7,561	10,181	13,660
Reorganization (note 14)	1,935	7,111	1,390
Impairment of capital assets (note 4)	1,763	2,689	6,680
Impairment of long–term investments (note 5)	–	6,298	2,200
Impairment of goodwill and intangible assets (notes 6, 7)	3,566	6,545	7,214
Departure costs for former CEO (note 15)	–	–	3,400
Poker room integration costs (note 16)	–	–	3,124
Finance	65	83	359
Amortization	2,372	4,856	5,931
	47,492	77,630	99,603
Loss before undernoted	(21,504)	(37,836)	(38,077)
Interest income	80	446	2,077
Non-operating income (note 21)	185	–	102
Loss before income taxes and minority interest	(21,239)	(37,390)	(35,898)
Income taxes (recovery)/charge (note 17)
Current	(27)	664	542
Future	684	419	(1,026)
	657	1,083	(484)
Loss before minority interest	(21,896)	(38,473)	(35,414)
Minority interest (note 8)	(1,509)	(2,963)	(2,676)
Loss and comprehensive loss	$(20,387)	$(35,510)	$(32,738)
Loss per common share (note 13)
Basic	$(1.58)	$(2.78)	$(2.55)
Diluted	$(1.58)	$(2.78)	$(2.55)

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF (DEFICIT)/RETAINED EARNINGS
(In thousands of U.S. dollars)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
(Deficit)/Retained earnings, beginning of period	$(4,753)	$32,032	$70,855
Loss	(20,387)	(35,510)	(32,738)
Dividends paid, excluding those paid to CEC shareholders	–	(1,275)	(4,992)
Excess of purchase price of treasury shares over stated value	–	–	(1,093)
(Deficit)/Retained earnings, end of period	$(25,140)	$(4,753)	$32,032

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED
CONSOLIDATED STATEMENTS OF CASHFLOWS
(In thousands of U.S. dollars)
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Cash flows (used in)/from Operating activities
Loss	$(20,387)	$(35,510)	$(32,738)
Adjustments to reconcile loss to cash provided by/(used in) operating activities
Amortization	2,372	4,856	5,931
Unrealized (gain)/loss on forward contract	–	(252)	536
Impairment of capital assets	1,763	6,709	6,680
Impairment of long–term investments	–	6,298	2,200
Gain on long-term investments	(185)	–	–
Impairment of goodwill and intangible assets	3,566	6,545	7,214
Poker room integration costs	–	–	3,124
Future income taxes	684	419	(1,026)
Minority interest	(1,509)	(2,963)	(2,676)
Stock options	193	777	1,895
	(13,503)	(13,121)	(8,860)
Change in operating assets and liabilities
Accounts receivable and other	2,926	(1,766)	2,821
Prepaid expenses	484	(2,610)	1,212
Accounts payable and accrued liabilities	(96)	(2,287)	(8,776)
Income taxes receivable/payable	(1,550)	2,011	(4,988)
	(11,739)	(17,773)	(18,591)
Financing activities
Dividends paid including those paid to CEC shareholders	–	(1,381)	(5,426)
Issue of capital stock	–	–	189
Repurchase of capital stock	–	–	(1,419)
	–	(1,381)	(6,656)
Investing activities
Purchase of capital assets	(1,065)	(445)	(4,535)
(Increase)/decrease in security deposits	(265)	–	1,250
Disposal of capital assets	21	–	–
Purchase of long-term investments	–	(477)	(2,695)
Cash received from long-term investments	185	–	–
Cash paid for Casino.co.uk	–	–	(1,254)
Decrease in restricted cash	–	7,175	13,401
	(1,124)	6,253	6,167
Decrease in cash and cash equivalents	(12,863)	(12,901)	(19,080)
Cash and cash equivalents, beginning of period	23,447	36,348	55,428
Cash and cash equivalents, end of period	$10,584	$23,447	$36,348
Supplemental cash flow information
Income taxes paid/(refunds received), net	$2,060	$(1,051)	$4,763
Interest received	83	388	1,637
Non-cash portion of options exercised	–	–	83

See accompanying notes to consolidated financial statements.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

CryptoLogic Limited and its subsidiaries (the "Company") is a provider of commerce-enabling technology, permitting secure, reliable, high-speed and private financial transactions over the Internet.  The Company provides a comprehensive solution including software, network operations, administrative and marketing consulting services to licensed gaming operators (“Hosted Casino”).  The Company also licenses individual games, generally with branded content, to licensed gaming operators (“Branded Games”).  The Company earns substantially all of its revenue from the hosting and service arrangements for the operation of online casino and poker games on behalf of licensed casinos and licensing Branded Games to licensed operators.  Substantially all of the Company's revenue is earned in U.S. dollars, British pounds and euro from licensees located outside of the United States.  The Company's functional currency is the U.S. dollar and, consequently, it measures and reports its results in U.S. dollars.

Pursuant to a business reorganization implemented by way of an Ontario, Canada Superior Court of Justice court approved plan of arrangement (the "Arrangement") and approved by the shareholders on May 24, 2007, CryptoLogic Limited acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement, became an indirect subsidiary of CryptoLogic Limited.  As part of the Arrangement, CryptoLogic Limited issued either an equivalent amount of its Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation ("CEC"), an indirect subsidiary of CryptoLogic Limited.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Common Shares.  These CEC shares participate equally in voting and dividends with the shareholders of the Company.  No additional shares of CEC will be issued after June 1, 2007.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes CryptoLogic Limited as the successor entity to CryptoLogic Inc.  Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by CEC shareholders has been presented as a minority interest in these consolidated financial statements, as required under Canadian generally accepted accounting principles ("Canadian GAAP") (note 8).

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian GAAP.  Note 22 describes and reconciles the significant measurement differences between Canadian and U.S. GAAP affecting the accompanying consolidated financial statements.  Certain amounts included in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.  A summary of significant accounting policies is set out below:

(a)	Basis of presentation and going concern preparation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.  All significant intercompany balances and transactions have been eliminated upon consolidation.

The consolidated financial statements were prepared on a going concern basis.  The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has incurred significant operating losses of $21,504, $37,836 and $38,077 and negative cash flows from operations of $11,739, $17,773 and $18,591 for the three years ended December 31, 2010, 2009 and 2008, respectively, which resulted in a decrease in cash and cash equivalents to $10,584, $23,447 and $36,348 as of December 31, 2010, 2009 and 2008, respectively.  A continuation of such operating losses, negative cash flows from operations and decreases in cash and cash equivalents may cast doubt upon the Company's ability to continue as a going concern.

During 2010, management determined that a material reduction in expenses was necessary in order to preserve cash and give the Company sufficient time to focus on increasing revenues.  Accordingly, the Company made a significant restructuring effort, commencing midway through Q3 2010, and resulting in a material reduction in operating and general and administrative expense by Q4 2010.  Management believes that the results of this restructuring have substantially mitigated doubts regarding the Company’s ability to continue as a going concern.

Management has considered expectations for future revenues and reduced operating and general and administrative expense and, on that basis, believes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business and, accordingly, it is appropriate to prepare the consolidated financial statements on a going concern basis.

(b)	Revenue recognition

The Company earns its revenue primarily from:

●	hosting and services arrangements related to the design and operation of casino and poker sites on the internet on behalf of licensed operators;
●	licensing individual games, generally with branded content to licensed operators;
●	advertising revenue generated on websites operated by the company; and
●	customizing its software for specific licensees and commerce-based transactions.

Revenues from Hosted Casino and Branded Games are recognized as the services are performed, on a daily basis, at the time of the gaming transactions, pursuant to the agreements with the licensees in which the Company participates in a pro rata share of the daily gaming profits, net of certain shared expenses (e.g. promotion costs).  In addition, the Company generally receives a standard monthly fee for the provision of hosting and related services from Hosted Casino licensees.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies (continued)

Advertising revenues, which are included in other revenue, are generated by display advertising on Casino.co.uk and winneronline.com.  Revenue is earned and recognized as “impressions” are delivered, “click-throughs” occur or “affiliate revenue” is generated.  An “impression” is delivered when an advertisement appears in pages viewed by users.  A “click-through” occurs when a user clicks on an advertiser’s listing.  “Affiliate revenue” is generated when a player is referred from one of the company’s advertising portals to a separate online gaming site and earns a percentage of the revenue generated by that player.

Revenue from the initial customization of the software graphics, sound and texts to the specifications of the licensees, or other services contemplated at the date the contract was executed is recognized on a straight-line basis over the term of the hosting and services agreements.  Revenue from customizations ordered subsequent to and not contemplated at the contract date are generally considered as a separate unit of accounting and recognized as the work is performed.

Interest income is recognized on an accrual basis.

(c)	Cash and cash equivalents

Cash and cash equivalents include highly liquid investments which are readily convertible into known amounts of cash that generally have maturity dates of 90 days or less.  As described in note 1 (e), cash and cash equivalents are stated at fair value as at December 31, 2010 and 2009.

(d)	Royalties

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and also as Branded Games.  Generally the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying consolidated balance sheets.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in the revenue.

The Company regularly reviews its estimates of future revenues under its license arrangements and, during 2010, the review identified that it was appropriate to begin amortizing certain of these royalties on a straight-line basis, such that substantially all of these royalties are amortized on a straight-line basis.  For the year ended December 31, 2010 amortization of $3,080 (2009: $829, 2008: $1,052) was recorded as a reduction of revenue in the accompanying consolidated statements of loss and comprehensive loss.

For the year ended December 31, 2010, the Company paid net royalties of $4,219 (2009: $5,412, 2008: $2,795).  The company is committed to make further royalty payments of $2,774.  See note 12.

(e)	Financial instruments

On January 1, 2008 the Company adopted CICA Handbook Section 3862, Financial Instruments – Disclosures (“Section 3862”); Section 3863, Financial Instruments – Presentation (“Section 3863”) and Section 1535, Capital Disclosures (“Section 1535”).

Section 3862 requires disclosure in the financial statements that enables users to evaluate the significance of financial instruments for a company's financial position and performance, the nature and extent of risks arising from financial instruments to which a company is exposed during the period and at the balance sheet date, and how the Company manages those risks.  The adoption of Section 3862 did not have a material impact on the Company’s financial statements in either the current or prior periods.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies (continued)

In June 2009, the CICA amended Section 3862, Financial Instruments – Disclosures, to include additional disclosure requirements over fair value measurement for financial instruments and liquidity risk disclosures including the introduction of a three-level hierarchy that reflects information inputs used in making the fair value measurements.  Level 1 is reserved for quoted prices in active markets for identical assets or liabilities, Level 2 is reserved for information other than quoted prices observed in an active market and Level 3 is for informational inputs that are not based on observable market data.  Fair value measurements that relied on Level 3 data also require the disclosure of the valuation technique used.  The Company has recorded fair value measurements on its long-term investments.  See note 5 for the required disclosures.

Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives.  The adoption of Section 3863 did not have a material impact on the Company’s financial statements in either the current or prior periods.

Section 1535 establishes standards for disclosing information about an entity's capital and how it is managed.  See note 9 for the required disclosure.

In January 2009, the Accounting Standards Board (“AcSB”) issued Emerging Issues Committee 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities (“EIC-173”) that provided guidance on the recognition and measurement of certain financial assets and financial liabilities carried at fair value in accordance with Section 3855, Financial Instruments – Recognition and Measurement (“Section 3855”).  EIC-173 concluded that the fair value of financial assets and financial liabilities, including derivative instruments, must take into account the Company’s credit risk as well as the counterparty.  EIC-173 must be applied retroactively without restatement of prior periods.  The adoption of EIC-173 did not have a material impact on the Company’s financial statements in either the current or prior periods.

Financial assets held-for-trading

The Company classifies all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value and the changes in fair value are recognized in earnings.  Transaction costs related to financial assets and financial liabilities that are designated as held-for-trading are expensed as incurred.

Loans and receivables

Accounts receivable and other are classified as loans and receivables and are recorded at amortized cost.  The Company has determined that the carrying value represents fair value as at December 31, 2010 and 2009.

Financial liabilities recorded at amortized cost

All accounts payable, accrued liabilities and liabilities for user funds held on deposit are recorded at their amortized cost.  The Company has determined that the carrying value represents fair value as at December 31, 2010 and 2009.

Financial assets available-for-sale

Long-term investments are classified as available-for-sale assets which are measured at fair value.  Temporary changes in fair value of long-term investments are recognized in comprehensive income.  Changes in fair value of long-term investments deemed to be other than temporary are recorded in the consolidated statements of loss and comprehensive loss.  Transaction costs related to available-for-sale assets are included in the carrying value of the asset.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies (continued)

Section 3855 requires the Company to identify derivative instruments embedded in non-derivative contracts ("Embedded Derivatives") that require separation from the host contract and measure those Embedded Derivatives at fair value.  Subsequent changes in fair value of Embedded Derivatives are recognized in earnings in the year the change occurs.

(f)	Capital assets

Capital assets are stated at cost less accumulated amortization and impairment charges.  Once an asset is put into use, amortization is based on the estimated useful lives of the assets using the following methods and annual rates:

Asset	Basis	Rate
Computer equipment	Diminishing balance	40%
Office furniture and equipment	Diminishing balance	25%
Computer software and licenses	Straight-line	3 - 5 years
Capitalized software development	Straight-line	7 years
Leasehold improvements	Straight-line	Term of lease

(g)	Software development

Costs related to the development of software are expensed as incurred unless such costs meet the criteria for capitalization under Canadian GAAP.  The Company capitalizes certain computer software development costs incurred for products designed for internal use.  Capitalized software development costs are included in capital assets.

(h)	Provision for jackpots

Several of the Company's licensees participate in progressive jackpot games.  Each time a progressive jackpot game is played, a preset amount is added to a cumulative jackpot for that specific game.  Once a jackpot is won, the progressive jackpot game is reset with a predetermined amount.  The Company is liable for funding the jackpot wins as well as amounts required to reset the progressive jackpot game from the pool of funds collected and accrues the jackpot amount for all games on a monthly basis.  The reset amount is accrued, up to the predetermined amount, as wagering occurs.  The accrual for the jackpot at the consolidated balance sheet dates is included in accounts payable and accrued liabilities.

The Company regularly performs an analysis of the accumulation of jackpot funds and amounts required to address jackpot payouts.  During 2009, as part of the statistical analysis of the amounts required for jackpot resets, the Company revised its estimated liability arising from the cumulative jackpot.  The change in accounting estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue in 2009 of $841.

At December 31, 2010, accounts payable and accrued liabilities include $5,353 in jackpot provisions (2009: $3,020).  This amount is sufficient to cover the full amount of any required pay-out.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies (continued)

(i)	Income taxes

The Company uses the asset and liability method of accounting for income taxes.  Future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating losses carried forward.  Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is recognized in earnings in the year that includes the enactment or substantive enactment date.

(j)	Stock-based compensation

(i)           Stock options

The Company has a stock option plan for directors, officers and other key employees.  The Company applies the fair value method to all grants of stock options.  Stock option grants are accounted for as capital transactions at the time of the grant and are reflected as stock options in shareholders' equity.  The fair value of options granted is estimated at the date of grant using the Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock and the expected life of the options.  The estimated fair value of the options is recorded in the consolidated statements of loss and comprehensive loss as stock compensation expense over the options' vesting periods.  Upon exercise of stock options, the accumulated stock compensation expense recorded and the consideration paid are credited to share capital.

(ii)           Long-term incentive plan

From January 1, 2005 to January 31, 2007, the Company offered long-term incentive plans for its officers and directors (the "Plans").  The Plans provide for the granting of performance share units to retain certain individuals and reward participants for achieving various targets including, but not limited to, the growth in the Company's earnings per share, and share price, with vesting generally over a three-year performance period.

When the performance and vesting criteria are met, the awards are settled in cash.  The liability for these awards is recognized if the Company determines that it is probable that the targets of the Plans will be achieved and are included in accounts payable and accrued liabilities on the consolidated balance sheets.

Changes in this liability, which arise from fluctuations in the Company's stock price and estimated future diluted earnings per share, are recorded in operating costs over the vesting period.

(k)	Employee benefits

The company contributes to a defined contribution pension plan on behalf of certain employees.  Obligations for contributions to defined contribution pension plans are recognized as an expense in the consolidated statements of loss and comprehensive loss when they are due.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies (continued)

(l)	Foreign currency translation

Monetary items denominated in currencies other than U.S. dollars are translated into U.S. dollars at exchange rates in effect at the balance sheet dates, and non-monetary items and related amortization are translated at rates of exchange in effect when the assets were acquired or obligations incurred.  Revenue and expenses other than amortization are translated at rates in effect at the time of the transactions.  Foreign exchange gains and losses are included in the consolidated statements of loss and comprehensive loss.

(m)	Goodwill and intangible assets

The Company adopted CICA Handbook Section 3064, Goodwill and Intangible Assets (“Section 3064”), effective from January 1, 2009, which converges accounting for goodwill and intangible assets under Canadian GAAP with International Financial Reporting Standards.  The new standard provides more comprehensive guidance on intangible assets, particularly for internally developed intangible assets.  The adoption of Section 3064 did not have a material impact on the Company’s financial statements in either the current or prior periods.

Intangible assets consist of customer lists, brand names and domain names acquired and are initially carried at cost.  The carrying value of intangible assets is reviewed if indications of impairment exist.  See note 6 for further discussion.  Intangible assets are amortized on a straight-line basis over the useful lives of the respective assets as follows:

Customer lists	3 - 7 years
Brand names	12 years
Domain names	12 years

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less assumed liabilities, based on their fair values.

Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  The impairment test is carried out in two steps.  In the first step, the carrying amount of the reporting unit is compared with its fair value.  When the fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary.  The second step is carried out when the carrying amount of the reporting unit exceeds its fair value, in which case, the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any.  The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it were the purchase price.  When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the consolidated statements of loss and comprehensive loss.

During 2009, the Company assessed impairment of goodwill and determined that it was impaired by $6,545.  See note 7 for discussion.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies (continued)

(n)	Earnings per common share

Shares of the Company and of CEC are participating securities and, accordingly, earnings per share is calculated using the two-class method.  The two-class method determines earnings per share for the Company's Common Shares and CEC shares according to dividends declared and participation rights in undistributed earnings, which in the case of the Company are equal.  The Company uses the treasury stock method in computing diluted earnings per common share.  The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon the exercise of options and warrants in computing diluted earnings per common share.  It assumes that any proceeds would be used to purchase the Company's Common Shares at the average market price.

(o)	Variable interest entities

Variable interest entities ("VIEs") include entities in which holders of the equity investment at risk lack the characteristics of a controlling financial interest or the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support by other parties.  Entities meeting these criteria are consolidated by the primary beneficiary.

Management assessed the Company's operations and relationships and concluded that there are no VIEs in respect of which the Company is the primary beneficiary.  Accordingly, no VIEs are consolidated.

(p)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, including, but not limited to, the jackpot provision, the estimated useful lives of tangible and intangible assets, stock-based compensation, recoverability of future tax assets and liabilities and the reported amounts of revenue and expenses.  Actual amounts could differ from those estimates.

The Company regularly reviews its estimates of future revenues under its license arrangements and, during 2010, the review identified that it was appropriate to begin amortizing royalty prepayments on a straight-line basis, such that substantially all of these royalties are amortized on a straight-line basis.  For the year ended December 31, 2010, amortization of $3,080 (2009: $829, 2008: $1,052) was recorded as a reduction of revenue in the accompanying consolidated statements of loss and comprehensive loss.

During 2009 and 2008, the Company reviewed its e-cash operations and determined that certain provisions associated with its commerce based transactions should not be recorded, and further that, based on new facts and circumstances, certain estimates should be revised.  Accordingly, in 2009, $1,700 that was recorded as a liability for future payments was no longer required (2008: $1,200).  These changes were recorded in revenue in the accompanying consolidated statements of loss and comprehensive loss.

The Company regularly performs analyses of the accumulation of jackpot funds and amounts required to address jackpot payouts and resets.  During 2009, as part of the statistical analysis of the amounts required for jackpot resets, the Company revised its estimated liability arising from the cumulative jackpot.  The change in accounting estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue in 2009 of $841.

During 2009 and 2008, the Company revised its estimate for liabilities in respect of intellectual property matters based on new facts and circumstances, including negotiations and changes to the relevant case law, resulting in a reduction in accrued liabilities and a corresponding increase in revenue in 2009 of $750 (2008: $1,000).

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

1.	Significant accounting policies (continued)

(q)	Long-lived assets

Long-lived assets comprise capital assets and intangible assets and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset or groups of assets and its eventual disposition.  Measurement of any impairment loss for long-lived assets is based on the amount by which the carrying value exceeds the fair value of the asset.  See notes 4, 5, 6 and 7 for discussions of the impairments.

(r)	Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)

In February 2008, the Accounting Standards Board (“AcSB”) confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises in Canada.  In April 2008, the AcSB issued an IFRS Omnibus Exposure Draft proposing that publicly accountable enterprises be required to apply IFRS, in full and without modification, on January 1, 2011.

The adoption of IFRS will require the restatement of amounts reported by the Company for its previous year end and of the opening balance sheet as at the date of adoption.

The IFRS conversion project consists of three phases which have been substantially completed by the Company.  However, management has not yet finalized the determination of the impact of these differences on the consolidated financial statements.

Phase One: Scoping and Diagnostics, which involved project planning and staffing and identification of differences between current Canadian GAAP and IFRS.

Phase Two: Analysis and Development, involved detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies provided for under IFRS; identification and design of operational and financial business processes; initial staff and audit committee training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues.

Phase Three: Implementation and Review involved the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary, culminating in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and audit committee approval of IFRS-compliant financial statements.

2.	Security deposits

Security deposits are amounts held by the Company's banks as collateral provided to payment processors that process deposits and credit card transactions.

3.	User funds held on deposit

User funds held on deposit represent amounts deposited by end users of licensees for playing online games.  These funds are treated as deposits of the end users until such games are played.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

4.	Capital assets

	Computer equipment	Office furniture and equipment	Computer software licensese	Capitalized software development	Leasehold improvements	Total
Cost
Balance, December 31, 2009	$5,373	$1,013	$10,319	$4,300	$2,564	$23,569
Additions	349	161	243	–	312	1,065
Disposals	(12)	(48)	–	–	–	(60)
Impairments	–	–	–	(2,105)	–	(2,105)
SRED rebate	–	–	–	(295)	–	(295)
Balance, December 31, 2010	5,710	1,126	10,562	1,900	2,876	22,174

Amortization
Balance, December 31, 2009	(4,500)	(595)	(9,671)	–	(1,029)	(15,795)
Charge for the year	(402)	(188)	(482)	(523)	(452)	(2,047)
Disposals	10	29	–	–	–	39
Impairments	–	–	–	342	–	342
Balance, December 31, 2010	(4,892)	(754)	(10,153)	(181)	(1,481)	(17,461)

Net book value
Balance, December 31, 2010	$818	$372	$409	$1,719	$1,395	$4,713
Balance, December 31, 2009	$873	$418	$648	$4,300	$1,535	$7,774

Amortization expense of capital assets during the year was $2,047 (2009: $4,216; 2008: $4,306).  During 2010 and 2009, there were no changes in the estimated useful lives of computer equipment and office furniture and equipment.

During 2010, the Company disposed of office furniture and equipment and computer equipment associated with the consolidation of its operations into Malta.  The Company recorded a gain on disposal of these assets of $34, which is included in general and administrative expenses in the accompanying consolidated statements of loss and comprehensive loss.

During 2010, the Company performed an impairment review of software development projects associated with the software gaming platform (“Agile”) designed to support multiple gaming methods.  The Company completed a valuation of these capitalized software development costs using the relief-from-royalty method which includes estimating the net cash flows expected from these projects and discounting cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net cash flows.

Using this approach the Company determined that the carrying amounts of these assets exceeded their fair value.  Consequently, in 2010, the Company recorded an impairment charge of $1,763, the amount by which the carrying value exceeded the estimated fair value.  This impairment charge is included in impairment of capital assets in the accompanying consolidated statements of loss and comprehensive loss.  These assets are amortized on a straight-line basis over seven years.

During 2009, as a result of difficult macroeconomic conditions and a decline in expected future revenues, the Company performed an impairment review on Agile using a similar relief-from-royalty method.  Using this approach, the Company determined that the carrying amounts of these assets exceeded their fair value.  Consequently, in 2009, the Company recorded an impairment charge of $2,689, the amount by which the carrying value exceeded the estimated fair value.  This impairment charge is included in impairment of capital assets in the accompanying consolidated statements of loss and comprehensive loss.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

4.	Capital assets (continued)

During 2008, the Company completed a valuation of Agile using a similar relief-from-royalty method as the project was taking longer and costing more to complete than expected.  As a result, in 2008, the company recorded an impairment charge of $6,680, the amount by which the carrying value exceeded the estimated fair value.  This impairment charge was included in impairment of capital assets in the accompanying consolidated statements of loss and other comprehensive loss.

During 2009, the Company determined that certain assets were impaired and accordingly, in 2009, recorded an impairment charge to computer equipment of $1,224 and office equipment of $299.  In addition, in December 2009, the Company opted to exercise its right to early termination of one of its leased properties.  The Company determined that the leasehold improvements associated with the property were impaired and accordingly, in 2009, recorded an impairment charge of $2,497.  These impairment charges were included in Reorganization expenses in the accompanying consolidated statements of loss and other comprehensive loss.

The Company benefits from a Canada scientific research and experimental development tax incentive program (“SRED”) designed to encourage businesses operating within Canada developing advanced technological products and processes.  The tax credit was based on work capitalized as part of the Agile software development project; therefore, the Company reduced the cost basis of Agile by $295 (2009: $448), the net amount to be paid to the Company.

In 2008, the Company also recorded a loss of $427 in relation to software development projects associated with integration of certain poker operations.  See note 16 for details.

5.	Long-term investments

In June 2007, the Company acquired a 19.4% ownership interest in 568 Network Inc. ("568"), a privately held company, for $1,068.  568 is a developer and distributor of online casual games to the Chinese market.  During 2008, the Company made a further investment by way of a $350 loan.  This loan is convertible into preference shares at the option of the Company.  The investment and the loan are classified as available-for-sale.  The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

During 2009, various indicators of impairment were identified including significant financial difficulty and continued operating losses.  The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business.  As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary.  Accordingly, in 2009, the Company recorded an impairment charge of $1,418 or the entire carrying value of the investment, which is included in impairment of long-term investments in the accompanying consolidated statements of loss and comprehensive loss.

In November 2007, the Company acquired a 12.7% ownership interest in Mikoishi Pte Ltd. ("Mikoishi"), a privately held company, for cash consideration of $4,258.  Mikoishi is a developer and marketer of gaming products for the mobile computing markets and is located in Singapore.  The investment in Mikoishi is designated as available-for-sale which is measured at fair value.  In June 2009, the Company made a further investment by way of a $277 loan.  This loan is convertible into preference shares at the option of the Company.  The investment and the loan are classified as available-for-sale.  The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

5.	Long-term investments (continued)

During 2010, the Company exchanged its 12.7% ownership interest in and loan to Mikoishi for (i) a non-diluting call option to subscribe for 8% of all classes of shares in Mikoishi, (ii) SGD250 in cash and (iii) SGD200 to be received in cash in 2011.  The call option is designated as available-for-sale which is measured at fair value.  Cash consideration received is included in non-operating income when received in the accompanying consolidated statements of loss and comprehensive loss.  See note 21 for details.

During 2009, various indicators of impairment were identified including significant financial difficulty, restructuring activities and continued operating losses.  The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business.  As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary.  Accordingly, in 2009, the Company recorded an impairment charge of $2,335 or the entire remaining carrying value of the investment, which is included in impairment of long-term investments in the accompanying consolidated statements of loss and comprehensive loss.  In 2008, the Company received evidence of Mikoishi’s current fair value and as a result, the Company recorded a write down in the value of the investment of $2,200, which is included in impairment of long-term investments in the accompanying consolidated statements of loss and comprehensive loss.

In March 2008, the Company acquired a 15.0% ownership interest in Mobilebus Inc. (“Mobilebus”), a privately held Korean company specializing in game development, for cash consideration of $645.  The investment is classified as available-for-sale.

During 2009, various indicators of impairment were identified including significant financial difficulty, declining revenues and difficult macroeconomic conditions.  The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business.  As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary.  Accordingly, in 2009, the Company recorded an impairment charge of $645 or the entire carrying value of the investment, which is included in impairment of long-term investments in the accompanying consolidated statements of loss and comprehensive loss.

In May 2008, the Company acquired an 11.1% interest in Jingle Prize Inc. (“Jingle”), a leading supplier of online mahjong games, for cash consideration of $1,000.  The terms of this agreement required the Company to make additional investments in Jingle if certain performance criteria were met.  In December 2008, the first performance criteria were met, resulting in an additional investment of $700, increasing the Company’s ownership interest in Jingle to 18.9%.  During 2009, the Company made a further investment by way of a $200 loan.  This loan is convertible into preference shares at the option of the Company.  The investment and the loan are classified as available-for-sale.  The Company has determined that the convertible feature of this loan is an embedded derivative, which is immaterial.

During 2009, various indicators of impairment were identified including significant financial difficulty, continued operating losses and significantly reduced operations.  The Company reviewed this investment for impairment by performing a discounted net cash flow on data not readily available in the market including, but not limited to, future expected net cash flows from this business.  As a result of this analysis, the Company determined that the carrying value exceeded the fair value and these declines in value were other than temporary.  Accordingly, in 2009, the Company recorded an impairment charge of $1,900 or the entire carrying value of the investment, which is included in impairment of long-term investments in the accompanying consolidated statements of loss and comprehensive loss.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

5.	Long-term investments (continued)

The fair value measurements recorded above were computed using data that is not observable in the market and therefore classified as Level 3 under Section 3862.  A summary of the fair value measurements follows:

Balance, December 31, 2008	$5,821
Purchase of long-term investments	477
Impairments	(6,298)
Balance, December 31, 2009	–
Cash received on long-term investments	(185)
Gain on long-term investments	185
Balance, December 31, 2010	$–

6.	Intangible assets

	Parbet	Casino.co.uk	Total intangible assets	Future income tax liability	Total net of future income tax
Cost
Balance, December 31, 2009	$2,487	$2,952	$5,439	$(491)	$4,948
Impairments	(2,487)	(2,852)	(5,339)	478	(4,861)
Balance, December 31, 2010	–	100	100	(13)	87

Amortization
Balance, December 31, 2009	(297)	(800)	(1,097)	107	(990)
Charge for the year	(148)	(177)	(325)	15	(310)
Impairments	445	972	1,417	(122)	1,295
Balance, December 31, 2010	–	(5)	(5)	–	(5)

Net book value
Balance, December 31, 2010	$–	$95	$95	$(13)	$82
Balance, December 31, 2009	$2,190	$2,152	$4,342	$(384)	$3,958

Impairment of intangible assets
For the year ended December 31, 2010	$(2,042)	$(1,880)	$(3,922)	$356	$(3,566)
For the year ended December 31, 2009	$–	$–	$–	$–	$–
For the year ended December 31, 2008	$(8,153)	$–	$–	$939	$(7,214)

The impairment charges are included in the impairment of goodwill and intangible assets in the accompanying consolidated statements of net loss and comprehensive loss.

a)
In January 2007, the Company acquired the poker brand and the customer list of Parbet.  The total cash consideration paid was $11,770, with $11,746 allocated to the brand and $1,332 allocated to the customer list.  The Company also recorded a future income tax liability of $1,308.  In 2008, due to decreasing poker revenues and reduced expectations of the Parbet.com brand, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and accordingly, in 2008, recorded an impairment charge of approximately $7,214, which is included in impairment of goodwill and intangible assets in the accompanying consolidated statements of loss and comprehensive loss.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

6.	Intangible assets (continued)

During 2010, as a result of reduced expectations of the Parbet brand, the Company reviewed the intangible assets for impairment.  The Company completed a valuation of the intangible assets, using probability weighted net cash flows expected from the Parbet brand and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net revenues.  Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and accordingly, in 2010, recorded an impairment charge of $2,042 (2009: $nil), or the entire carrying value of the intangible assets, which is included in impairment of goodwill and intangible assets in the accompanying consolidated statements of loss and comprehensive loss.

b)
In August 2007, the Company acquired the assets and operations of Casino.co.uk, a gaming portal, for a purchase price of $6,098, including $182 related to the costs of acquisition.  The Company has included the results of these operations in its consolidated results of operations since the date of acquisition.  The acquisition is accounted for as a business combination using the purchase method of accounting.  During 2008, the Company paid $1,254 of additional consideration to the seller as a result of Casino.co.uk meeting certain performance criteria.  This additional consideration was recorded as an increase to goodwill.

During 2010, as a result of reduced expectations of the Casino.co.uk portal, the Company reviewed the intangible assets for impairment.  The Company completed a valuation of the intangible assets, using probability weighted net cash flows expected from the Casino.co.uk portal and discounting these cash flows to present value at a discount rate that considers the degree of risk or uncertainty associated with the realization of the estimated net revenues.  Using this approach, the Company determined that the carrying amounts of the intangible assets exceeded their fair value and accordingly, in 2010, recorded an impairment charge of $1,880 (2009: $nil), which is included in impairment of goodwill and intangible assets in the accompanying consolidated statements of loss and comprehensive loss.  At December 31, 2010, the net book value of the intangible assets related to Casino.co.uk portal was $95.  The brand name is being amortized over 12 years.

7.	Goodwill

In August 2007, the Company acquired Casino.co.uk, see note 6, and allocated $6,545 of the purchase price to goodwill.  Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

During 2009, the results of the portals business were below expectations and the market capitalization of the Company was significantly lower than the Company’s net assets, which were both indications that the value of the goodwill associated with the portal business was impaired.  The implied fair value of the goodwill was determined by discounting expected net future cash flows of the portals business.  As a result, the Company decided that the carrying value of the goodwill exceeded its fair value and accordingly, in 2009, recorded an impairment charge of $6,545, its entire value, which is included in impairment of goodwill and intangible assets in the accompanying consolidated statements of loss and comprehensive loss.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

8.	Minority interest

Pursuant to a business reorganization implemented by way of a Superior Court of Ontario, Canada court approved plan of arrangement (the “Arrangement”) and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of the Company.  As part of the Arrangement, the Company issued either an equivalent amount of CryptoLogic Limited Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CryptoLogic Exchange Corporation (“CEC”), an indirect subsidiary of the Company.  The CEC shares are, as nearly as practicable, the economic equivalent of CryptoLogic Limited Common Shares.  These CEC shares participate equally in voting and dividends with the shareholders of the Company.  As a result of the Arrangement, a total of 12.6 million CryptoLogic Limited Common Shares and 1.3 million CEC shares were issued.  No additional shares of CEC will be issued.

For accounting purposes, the Arrangement has been accounted for using the continuity of interest method, which recognizes the Company as the successor entity to CryptoLogic Inc.  Accordingly, these consolidated financial statements reflect the financial position, results of operations and cash flows as if the Company has always carried on the business formerly carried on by CryptoLogic Inc. and its subsidiaries, with all assets and liabilities recorded at the carrying values of CryptoLogic Inc.  The interest held by CEC shareholders has been presented as a minority interest in these consolidated financial statements, as required under GAAP.

The shares issued by CEC are considered a non-controlling interest of the Company for accounting purposes and, consequently, a proportional amount of the Company's shareholders' equity was recorded separately as minority interest on the consolidated balance sheets.  For accounting purposes, when CEC shares are exchanged, the proportional share of the minority interest recorded on the consolidated balance sheet is reduced and share capital increased based on the pro-rata number of CEC shares exchanged to the total number of CEC shares outstanding.  Since June 1, 2007, 393,437 CEC shares have been exchanged for the Company's Common Shares.  At December 31, 2010, 939,131 CEC shares were issued and outstanding.

9.	Capital risk management

The Company defines capital as its shareholders’ equity and has a policy to maintain a strong capital base so as to maintain investor and market confidence and to sustain future development of the business.  The Company is listed on three major exchanges, the Toronto Stock Exchange, NASDAQ and the London Stock Exchange.  The Company monitors both the demographic spread of shareholders, as well as the return on equity.

At December 31, 2010, the Company had $16,815 (2009: $36,796) shareholders’ equity.

The Company offers stock options to key employees and directors.  At December 31, 2010, employees and directors held options to purchase 223,500 Common Shares of the Company.

The Company has not declared any dividends during the year.  The Company does not expect to declare any dividends for the foreseeable future.

There were no changes in the Company’s policy for managing capital during 2010.  Neither the Company, nor any of its subsidiaries, is subject to externally imposed capital requirements.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

10.	Share capital

Authorized

Unlimited Common Shares

Issued and outstanding

	Issued
	Common Shares	Amount	Contributed surplus	Total
Balance, December 31, 2009	12,793	$33,848	$68	$33,916
CEC shares exchanged (1)	86	213	–	213
Balance at December 31, 2010	12,879	$34,061	$68	$34,129

(1)
The Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect wholly owned subsidiary of the Company.  As consideration for the acquisition, the Company issued either an equivalent amount of its Common Shares or, in the case of taxable Canadian residents, exchangeable shares of CEC, an indirect subsidiary of the Company.  The CEC shares can be exchanged by the holders for an equal number of CryptoLogic Limited Common Shares at any time.

As a result of the reorganization, a total of 12.6 million CryptoLogic Limited Common Shares and 1.3 million CEC shares were issued.  Since June 1, 2007, 393,437 CEC shares have been exchanged, with the remaining shares of CEC being reflected as minority interest as at December 31, 2010.  On June 1, 2014, the Company will redeem all of the then outstanding CEC shares in return for CryptoLogic Limited Common Shares.

Normal course issuer bid

During 2009 and 2008 under normal course issuer bids, the Board of Directors approved the repurchase and cancellation of up to the following number of Common Shares, representing 10% of the outstanding Common Shares at that time:

Repurchased and cancelled Common Shares

Normal course issuer bid	Authorized Common Shares	2010	2009	2008
November 14, 2007 to November 13, 2008	1,281,000	–	–	124,905
December 3, 2008 to December 2, 2009	1,267,871	–	–

In November 2007, the Board of Directors authorized the Company to purchase and cancel up to 1,281,000 of the Company's outstanding Common Shares for the period commencing November 14, 2007 and ending November 13, 2008.  CryptoLogic Limited repurchased and cancelled 124,905 Common Shares during 2008 for a total cost of $1,420 of which $1,093, representing the excess of purchase price over stated value, was charged to retained earnings.

In November 2008, the Board of Directors authorized the Company to purchase up to 1,267,871 of the Company’s outstanding Common Shares for the period commencing December 3, 2008 and ending December 2, 2009.  In 2009, the Company did not purchase any Common Shares under the Normal Course Issuer Bid.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

11.	Stock-based compensation and employee benefits

(a)	Stock option plan

Under the stock option plan, the Company may grant options to directors, officers and other key employees to purchase Common Shares.  All outstanding options of CryptoLogic Inc. as of the date of Arrangement were fully assumed by CryptoLogic Limited under the same terms and conditions as originally granted by CryptoLogic Inc.  Under the plan, a maximum of 3,900,000 Common Shares may be issued.  The exercise price of the options may not be less than the market value of the underlying Common Shares on the date of grant.  The Company generally grants stock options with an exercise price at the closing price on the date of grant.  As at December 31, 2010, there are 1,256,712 (2009: 916,691; 2008: 385,001) Common Shares available to be issued under the stock option plan.  Options typically vest over a period of three or four years, as determined at the date of grant, and the term of the options may not exceed five years.

Historically, the Company has granted options with an exercise price at the closing price on the Toronto Stock Exchange on the date of grant.  Since the Company’s Common Shares are now more actively traded on NASDAQ, during the year ended December 31, 2010, the Company granted options with an exercise price at the closing price on NASDAQ on the date of grant.

Details of stock option transactions are as follows:

			2010		2009		2008

	Number of options	Weighted average exercise price of options	Weighted average exercise price of options	Number of options	Weighted average exercise price of options	Number of options	Weighted average exercise price of options
		Cdn$	US$		Cdn$		Cdn$
Options outstanding beginning of year	563,521	$21.89	$–	1,095,211	$23.88	1,392,525	$24.65
Granted	5,000	3.08	–	25,000	4.46	145,000	18.68
Granted	70,000	–	1.61	–	–	–	–
Exercised	–	–	–	–	–	(15,725)	12.16
Forfeited	(415,021)	10.90	–	(556,690)	25.02	(425,589)	26.62
Options outstanding end of year	153,500	20.63	–	563,521	21.89	1,095,211	23.88
Options outstanding end of year	70,000	–	1.61	–	–	–	–
	223,500	–	–	563,521		1,095,211	–
Options exercisable end of year	110,808	$22.61	$–	326,452	$23.59	566,189	$25.45

			2010		2010
	Options outstanding			Options exercisable
	Number outstanding	Weighted average remaining life ( years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Cdn.$			Cdn.$		Cdn.$
$0.01 - $5.00	15,000	4.10	$3.23	2,500	$3.30
$5.01 - $15.00	1,250	3.25	5.68	1,250	5.68
$15.01 - $20.00	71,000	2.08	18.75	45,750	18.70
$20.01 - $25.00	21,500	0.09	24.40	21,500	24.40
$25.01 - $30.00	44,750	0.75	28.07	39,808	27.87
	153,500	1.62	$20.63	110,808	$22.61

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

11.	Stock-based compensation and employee benefits (continued)

			2010		2010
	Options outstanding			Options exercisable
Range of exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
US$			US$		US$
$0.01 - $5.00	70,000	4.63	$1.61	–	$–
	70,000	4.63	$1.61	–	$–

The Company expenses the cost of all stock option grants, determined using the fair value method.  The estimated fair value of the options is recorded over the periods that the options vest.  The fair value of options granted was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2010	2009	2008
Dividend yield	0.0%	6.2%	2.1%
Risk-free interest rate	0.3%	1.3%	2.8%
Expected volatility	73%	65%	46%
Expected life of options in years	3	3	3

The weighted average fair value of options granted during 2010 was $0.76 (2009: $1.54; 2008: $5.37).

Included in operating costs is the cost of stock options in the amount of $193 (2009: $777; 2008: $1,895).

(b)	Long-term incentive plan

During the year, the Company recorded an expense of $nil (2009: $26) associated with its long-term incentive plans.  In 2008, the Company recorded a net benefit of $452 in operating expense as the Company determined that the probability of achieving the targets of the 2007 plan was remote.

(c)	Defined contribution pension scheme

The Company contributes to a defined contribution pension plan for a limited number of employees.  During 2010, 2009 and 2008, the amount charged to the statements of loss and comprehensive loss and the amount outstanding at year end were immaterial.

12.	Commitments and contingencies

The Company has operating lease agreements for premises expiring at various periods up to May 2020.  The future minimum annual rentals on the operating leases are as follows:

2011	$ 1,161
2012	1,168
2013	865
2014	554
2015	378
Thereafter	562

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

12.	Commitments and contingencies (continued)

The Company has guaranteed minimum payments and purchase commitments for certain intellectual property rights up to 2013 as follows:

2011	$ 2,221
2012	528
2013	25

The Company and its subsidiaries are involved in certain claims and litigation arising out of the ordinary course and conduct of business, including intellectual property matters.  Management assesses such claims and, if considered likely to result in material exposure and where the amount of the claim is quantifiable, provisions for loss are made based on management's assessment of the likely outcome.  Management does not provide for claims that are considered unlikely to result in a significant loss, claims for which the outcome is not determinable or claims where the amount of the loss cannot be reasonably estimated.  Any settlement or awards under such claims are provided for when reasonably determinable.  During 2010, the Company entered into a dispute with a significant supplier of games on the interpretation of the terms of a contract, which may lead to binding arbitration.  In respect of this dispute, no amounts have been provided, as the outcome is not determinable.

During 2009 and 2008, the Company reviewed its e-cash operations and determined that certain provisions associated with its commerce based transactions should not be recorded, and further that, based on new facts and circumstances, certain estimates should be revised.  Accordingly, in 2009, $1,700 that was recorded as a liability for future payments was no longer required (2008: $1,200).  These changes were recorded in revenue in the accompanying consolidated statements of loss and comprehensive loss.  During 2009, the Company determined its accrual of $750 for certain contingencies was no longer required, increasing revenue by a corresponding amount (2008: $1,000).

During 2009, the Company performed an analysis of the accumulation of the funds in the jackpot provision and a statistical analysis of the amounts required to address jackpot payouts and resets.  The Company revised its estimated liability based on this analysis.  This change of estimate resulted in the reduction of the liability for jackpot accrual and a corresponding increase in revenue in 2009 of $841.  The accrual for the jackpot at the consolidated balance sheet dates is included in accounts payable and accrued liabilities.  At December 31, 2010, accounts payable and accrued liabilities include $5,353 in jackpot provisions (2009: $3,020, 2008: $3,152).  This amount is sufficient to cover the full amount of any required pay-out.

In December 2009, the Company opted to exercise its right to early termination of one of its leased properties and recorded termination costs of $1,764 which were subsequently paid on termination in July 2010.  The termination costs are included in reorganization costs in the accompanying consolidated statements of loss and comprehensive loss.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

13.	Loss per Common Share

Loss per share is calculated using the two-class method, whereby Common Shares of the Company and the fully participating exchangeable common shares of CEC are used to determine the weighted average number of shares outstanding for both basic and diluted loss per share.

The loss attributable to the Common Shares in calculating the basic and diluted loss per share is as follows:

	2010	2009	2008
Loss attributable to Common Shares	$(20,387)	$(35,510)	$(32,738)
Loss attributable to CEC shares	(1,509)	(2,963)	(2,676)
Loss before minority interest	$(21,896)	$(38,473)	$(35,414)

The denominator used in calculating basic and diluted loss per Common Share is calculated as follows:

All share amounts below are in thousands of shares (‘000s)	2010	2009	2008
Weighted average number of
Common Shares outstanding – basic	12,846	12,749	12,780
Add weighted average impact of CEC shares	974	1,071	1,108
Total weighted average number
Common Shares outstanding – basic	13,820	13,820	13,888
Add dilutive options	–	–	–
Total weighted average number of
Common Shares outstanding –diluted (1)	13,820	13,820	13,888

Basic and diluted loss per Common Share is as follows:

	2010	2009	2008
Net Loss per Common Share:
Basic	$(1.58)	$(2.78)	$(2.55)
Diluted (1)	$(1.58)	$(2.78)	$(2.55)

(1)
For the years ended December 31, 2010, 2009 and 2008, basic and diluted net loss per share has been computed by dividing the net loss by the weighted-average number of Common Shares outstanding during the period.  For the year ended December 31, 2010, diluted net loss per share does not include the effect of the 223,500 (2009: 563,521, 2008: 1,095,211) options to purchase Common Shares, as their impact would be anti-dilutive.

14.	Reorganization

In November 2008, the Company announced a plan for reorganization of its business after completing a comprehensive review.  As a result of that review, the Company decided to reduce costs by outsourcing non-core activities, including integrating its poker network with one of the world’s leading gaming technology and services companies, transitioning certain functions to lower cost jurisdictions and eliminating certain redundant functions.  In December 2009, the Company expanded its previously announced reorganization plan due to continued unfavourable macroeconomic conditions and outsourced additional technology infrastructure activities, consolidated more of its data centre operations and migrated additional functions to lower cost jurisdictions resulting in further reduction in headcount and a reduction of its leased office space in both Canada and Cyprus.

In June 2010, the Company commenced an additional reorganization plan, consolidating its Cyprus and the majority of its UK activities at a new location in Malta, together with headcount reductions across all locations.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

14.	Reorganization (continued)

The following is a summary of the reorganization accrual:

Total reorganization charges incurred in the year ended December 31, 2008	$1,390
Total reorganization payments for the year ended December 31, 2008	(732)
Included in accounts payable and accrued liabilities at December 31, 2008	$658
Total reorganization charges incurred in the year ended December 31, 2009	$7,111
Total reorganization payments for the year ended December 31, 2009	(1,697)
Asset impairments in the year ended December 31, 2009	(3,148)
Included in accounts payable and accrued liabilities at December 31, 2009	$2,924
Total reorganization charges incurred in the year ended December 31, 2010	$1,935
Total reorganization payments for the year ended December 31, 2010	(4,805)
Included in accounts payable and accrued liabilities at December 31, 2010	$54

During 2010, the Company made total reorganization payments of $4,805 (2009: $1,697, 2008: $732), consisting of $2,431 of employee severance (2009: $596, 2008: $233), $610 of costs associated with the relocation of operations from Cyprus and the UK to Malta and $1,764 lease termination costs (2009: $nil, 2008: $nil).  During 2010, the Company also made reorganization payments in respect of consultant fees of $nil (2009: $1,101, 2008: $499).

The plan requires an additional cash outlay of $54 consisting primarily of employee severance.

15.	Departure costs for former CEO

In February 2008, the Company replaced its former President and CEO.  As a result of this change, the Company incurred and paid in 2008 the following costs in relation to the departure:

Departure costs	$2,877
Professional fees	523
$3,400

In addition to the above and as part of the arrangements agreed, the former CEO would have been entitled to a further payment of $2,175 in the event of a change of control of the Company before April 30, 2009.  This amount was never paid and the entitlement has expired.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

16.	Poker room integration costs

During 2008, the Company announced its plans to migrate certain poker operations to a third party poker network.  Accordingly, the Company identified certain assets including software development projects and certain program costs where the integration of the poker room would indicate that the carrying amounts of such assets may not be recoverable.  Measurement of any impairment loss for these assets is based on the amount by which the carrying value exceeds the fair value of the asset.  With the exception of the Parbet intangible assets discussed in note 6, the fair value of these assets was generally zero.  Accordingly, the Company recorded a loss equal to the amount that their respective carrying values exceeded their market values including:

Poker-related program costs	$2,534
Poker development projects	427
Other	163
$3,124

17.	Income taxes

As described in the preamble to the notes, pursuant to a business reorganization implemented by way of the Arrangement and approved by the shareholders on May 24, 2007, the Company acquired control over all of the issued and outstanding common shares of CryptoLogic Inc., an Ontario company, which through the Arrangement became an indirect subsidiary of the Company, a Guernsey company with tax residence in the Republic of Ireland.

The income tax provision differs from the amount which would be obtained by applying the Irish statutory income tax rate to the loss before income taxes.  The following explains the major differences:

	2010	2009	2008
Loss before income taxes	$(21,239)	$(37,390)	$(35,898)
Income tax benefit at statutory rate of 12.5%	(2,655)	(4,674)	(4,487)
Increase/(decrease) in income taxes resulting from:
Differences in effective income tax rates in foreign jurisdictions	1,616	1,340	(196)
Permanent differences:
Net (benefit)/cost of foreign exchange gains not subject to tax	(15)	(1,421)	2,150
Non-deductible items	90	2,041	2,043
Net cost/(benefit) of matters resolved in the year	74	(836)	(275)
Increase/(decrease) in valuation allowance	1,603	4,470	(153)
Other items	(56)	163	434
Income tax expense/(recovery)	$657	$1,083	$(484)

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

17.	Income taxes (continued)

The tax effects of temporary differences that give rise to significant portions of the future income tax assets and future income tax liabilities at December 31, 2010 and 2009 are as follows:

	2010	2009
Future income tax assets
Non-capital income tax loss carryforwards	$6,117	$4,844
Long-term incentive plan	–	3
Capital items	610	939
Accrued liabilities	–	210
Other items	626	41
	6,953	6,037
Valuation allowance	(6,089)	(4,488)
Amounts classified as future tax assets	864	1,549

Future tax liabilities
Intangible assets	$(13)	$(384)
Capital assets	(16)	–
Amounts classified as future tax liabilities	(29)	(384)
Net future income tax assets	$835	$1,165

The tax losses of the subsidiaries of the Company that carry forward indefinitely are $67,544.  Although trading losses of these companies can be carried forward indefinitely, a valuation allowance has been recognized against these losses, as sufficient profits may not arise in the future to utilize the assets.  The tax losses of a Canadian subsidiary are $494 and carry forward for 20 years.

The Company's federal income tax returns for the years ended December 31, 2003, 2004, 2006 and 2007 are under examination by the Canadian Revenue Agency.

The Company has a valuation allowance of $6,089 as of December 31, 2010 to reduce future income tax assets to the amount that is more likely than not to be realized in future periods.  In evaluating the Company's ability to recover its future income tax assets, the Company considers all available positive and negative evidence, including operating results, ongoing tax planning and forecasts of future taxable income on a jurisdiction by jurisdiction basis.

For the year ended December 31, 2009, the Company benefited from foreign exchange gains not subject to tax of $1,421 as a result of amendments to Section 261 of the Income Tax Act in Canada that permitted certain corporations resident in Canada to elect to determine their Canadian tax amounts in the corporation's functional currency as opposed to the general requirement that all amounts that are relevant to the computation of tax under the Canadian Income Tax Act be in Canadian dollars.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

18.	Related party transactions

In the normal course of operations, the Company engages the services of a law firm in which a former member of the Board of Directors is a partner.  Fees paid to this firm for the year ended December 31, 2010 were $14 (2009: $62, 2008: $420) and are included in general and administrative expenses in the accompanying consolidated statements of loss and comprehensive loss.  At December 31, 2010, there was $1 outstanding (2009: $nil, 2008: $27)

In the year ended December 31, 2009 the Company paid $26 (2008: $15) to a second law firm in which a former member of its Board of Directors is a partner.  At December 31, 2009, there were no amounts outstanding (2008: $nil).  No amounts were paid or were outstanding in respect of the year ended December 31, 2010.

19.	Financial risk management

(a)	Overview

The Company has exposure to credit risk and market risk from its use of financial instruments.

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits.

Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The carrying amount of the Company’s financial assets represents its maximum credit exposure.

Accounts receivable

The Company manages its credit risk associated with accounts receivable by maintaining reserves for potential credit losses.  Historically the Company has not experienced any significant credit losses associated with its online poker, Hosted Casino and Branded Games businesses.  The growth of the Branded Games business and the outsourcing of poker has increased accounts receivable further as revenue from Branded Games and settlement of player funds between the Company and its poker room operator are collected at least fifteen days in arrears.  Consequently, the Company has at least one month of Branded Games revenue included in accounts receivable at any balance sheet date.  The amount of player funds to be settled between the Company and its poker room operator fluctuates depending on various factors including poker activity and respective skill of players.

The Company has trade accounts receivable and other receivables of $5,046 (2009: $7,972).  The Company does not have any material accounts receivable balances greater than 90 days outstanding.  As a result, the Company believes that its accounts receivable represent a low credit risk and has never recorded a material expense associated with a credit risk exposure.

Cash and cash equivalents

The Company holds investments, according to Company investment policy, only in banks carrying an S&P rating of BBB+/A-3+ and higher or government guaranteed banks with a similar rating.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

19.	Financial risk management (continued)

(c)	Market risk

Market risk is the risk that changes in the market prices such as fluctuations in foreign exchange rates and interest rates, will affect the Company’s net earnings or the value of its financial instruments.

Currency risk

The Company operates internationally giving rise to exposure to changes in foreign exchange rates.  The currency risk is derived from revenues denominated in currencies other than the U.S. dollar, its functional currency, primarily the British pound and the euro, and expenses associated with its multinational operations (primarily the Canadian dollar, the British pound and the euro) as well as the respective receivable and payable balances.  The Company believes that it is, to a degree, naturally hedged.  The Company is also exposed to currency risk on cash and cash equivalents and other current assets denominated in foreign currencies.  As at December 31, 2010, approximately 66% of the Company’s financial assets were denominated in its functional currency (2009: 78%).

Interest rate risk

The Company is exposed to interest rate risk principally on its cash and cash equivalents which generally have maturity dates of less than 90 days.  The Company has no interest bearing debt.

The weighted average effective interest rate on its cash and cash equivalents as at December 31, 2010 was 0.53% (2009: 1.24%).

(d)	Quantification of risk exposure: foreign currency risk

At December 31, 2010, the Company’s gross balance sheet exposure to foreign currency risk was substantially as follows:

	USD	EUR	GBP	Others	Total
Cash and cash equivalents and user funds	$11,599	$3,450	$1,254	$350	$16,653
Accounts receivable and other	$1,080	$2,563	$803	$600	$5,046
Accounts payable and accrued liabilities	$(3,069)	$(3,226)	$(6,170)	$(595)	$(13,060)
User funds	$(2,229)	$(3,422)	$(418)	$–	$(6,069)
Net balance sheet exposure	$7,381	$(635)	$(4,531)	$355	$2,570

The Company’s revenue and expense exposure for revenue and expenses denominated in foreign currencies was substantially as follows:

	USD	EUR	GBP	CAD	Others	Total
Revenue
2010	$6,985	$8,690	$10,313	$–	$–	$25,988
2009	$13,664	$10,400	$15,730	$–	$–	$39,794
2008	$19,042	$12,404	$30,080	$–	$–	$61,526
Expenses
2010	$8,439	$15,083	$11,737	$11,630	$603	$47,492
2009	$23,289	$17,648	$14,801	$21,287	$605	$77,630
2008	$24,536	$27,644	$18,250	$28,344	$829	$99,603

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

19.	Financial risk management (continued)

Foreign exchange sensitivity analysis

Gross balance sheet exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table (gross balance sheet exposure) at December 31, 2010 would have decreased the loss by approximately $481.  This analysis assumes that all other variables, in particular interest rates, remain constant and represents the Company’s gross balance sheet exposure at December 31, 2010.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Net revenue exposure: A 10% strengthening on average of the U.S. dollar against the currencies in the above table for the year ended December 31, 2010 would have decreased revenue, and correspondingly increased losses, by approximately $1,900.  This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s revenues denominated in foreign currencies, to the relative strength of its functional currency.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Expense exposure: A 10% strengthening of the U.S. dollar against the currencies in the above table for the year ended December 31, 2010 would have decreased expense, and correspondingly decreased losses, by approximately $3,905.  This analysis assumes that all other variables, in particular interest rates, remained constant during the quarter, and represents the exposure of the Company’s expenses denominated in foreign currencies to the relative strength of its functional currency.  A 10% weakening of the U.S. dollar against the same would have had an equal but opposite effect.

Foreign exchange: In the year ended December 31, 2010, the Company recognized a total foreign exchange gain of $175 (2009: $(284), 2008: $(6,151)), which is recorded in operating expenses in the accompanying consolidated statements of loss and comprehensive loss.

(e)	Quantification of risk exposure: interest rate risk

The Company is exposed to interest rate risk principally on its cash deposits and short-term money market investments of generally less than 90 days.  The Company is exposed to both an overall decrease in interest rates as well as the interest rates associated with the currency or location it invests in.

Interest rate sensitivity analysis

Interest income exposure: A 100 basis point increase in interest rates on average for the year ended December 31, 2010 would have increased interest income by approximately $151.  This analysis assumes that all other variables remained constant during the quarter.  A 100 basis point decrease in interest rates on average would have had an equal but opposite effect.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

20.	Segment reporting

The Company provides a comprehensive solution including software, network operations administrative and marketing consulting services to licensed gaming operators that allows licensees to provide online casino and poker games as well as licensees of Branded Games and considers these to be one operating and reporting segment.

The Company reviews performance by reference to group wide reporting measures and the revenues derived from the following products:

●	Hosted Casino
●	Branded Games
●	Poker
●	Other

The Company licenses various royalty rights, generally on an exclusive basis, from several owners of intellectual property rights.  These rights are used to produce games for use in Hosted Casino and also as Branded Games.  Generally the arrangements require material prepayments of minimum guaranteed amounts which have been recorded as prepaid expenses in the accompanying consolidated balance sheets.  These prepaid amounts are amortized over the life of the arrangement as gross revenue is generated or on a straight-line basis if the underlying games are expected to have an effective royalty rate greater than the agreed amount.  The amortization of these amounts is recorded as a reduction in revenue.

The Company does not allocate operating expenses, general and administrative expenses, profit measures, assets and liabilities to individual product groupings.  Accordingly the disclosures below are provided on a group wide basis:

Revenue by product:

For the years ended December 31,	2010	2009	2008
Hosted Casino	$21,976	$32,122	$43,531
Branded Games	5,495	2,813	324
Poker	1,625	3,516	13,759
Other	1,136	3,514	5,615
Revenue before amortization	30,232	41,965	63,229
Amortization of royalties	(3,080)	(829)	(1,052)
Amortization of games	(1,164)	(1,342)	(651)
Revenue	$25,988	$39,794	$61,526

Revenue from the top seven licensees constituted 81% (2009: 78%; 2008: 79%) of revenue before amortization.

Geographical analysis of revenue before amortization is made according to the jurisdiction of the gaming license of the licensee.  This does not reflect the region of the end users of the Company’s licensees.

Geographical analysis of revenue before amortization:

For the years ended December 31,	2010	2009	2008
Malta	$24,173	$31,302	$44,445
Gibraltar	4,520	8,335	15,745
Alderney	1,013	406	–
Curaçao	146	153	1,701
Rest of the World	380	1,769	1,338
	$30,232	$41,965	$63,229

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

20.	Segment reporting (continued)

Geographical analysis of capital assets:

Net book value at December 31,	2010	2009
Malta	$2,514	$35
Ireland	1,644	2,162
United Kingdom	307	164
Canada	248	375
Cyprus	–	5,037
Rest of the World	–	1
	$4,713	$7,774

21.	Non-operating income

As described in note 5, in 2010, the Company exchanged its ownership interest in and loans to Mikoishi for a call option, SGD250 in cash and SGD200 to be paid in 2011.  Cash consideration received is included in non-operating income when received.

For 2008, non-operating income comprises gains recorded on the sale of common shares acquired and sold in a specific business endeavour as well as certain foreign exchange gains recorded on cash deposits earmarked for additional share purchases.  These gains are offset, in part, by related expenses.

	2010	2009	2008
Gain on long-term investments	$185	$–	$–
Gain on temporary holding in shares	–	–	801
Foreign exchange gain and interest on temporary cash deposits	–	–	544
Expenses related to gain on temporary holding in shares	–	–	(1,243)
Non-operating income	$185	$–	$102

22.	Differences between Canadian and United States generally accepted accounting principles

The significant measurement differences between Canadian and U.S. GAAP affecting the consolidated financial statements, as noted above, are as follows:

	2010	2009	2008
Loss based on Canadian GAAP	$(20,387)	$(35,510)	$(32,738)
Adjustment for stock-based compensation (a)	275	(1,159)	(310)
Loss based on U.S. GAAP	$(20,102)	$(36,669)	$(33,048)

	2010	2009	2008
Loss per Common Share based on U.S. GAAP
Basic	$(1.56)	$(2.87)	$(2.57)
Diluted	$(1.56)	$(2.87)	$(2.57)

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

22.	Differences between Canadian and United States generally accepted accounting principles (continued)

(a)	Share based payments

(i)           Stock options

Under Canadian GAAP, the Company does not estimate forfeitures in determining the expense to be recognized over the service period and forfeitures are accounted for as they occur.  U.S. GAAP requires an entity to estimate the number of options for which the requisite service is expected to be rendered.

As a result of the Company’s expanded reorganization plan in December 2009 and additional reorganization plan commencing in June 2010, the Company reviewed the basis for granting options to directors, officers and other key employees of the Company.  As a result of this review, the estimated weighted average forfeiture rate for the year ended December 31, 2010 decreased to 25%, resulting in a reduction in stock-based compensation under U.S. GAAP of $275 compared with forfeiture rates of 79% and 53% and increases in stock-based compensation of $1,159 and $310 for the years ended December 31, 2009 and 2008 respectively.

(ii)           Long-term incentive plan

Under Canadian GAAP, the Company uses an intrinsic value-based method to record compensation expense for liability-classified awards.  U.S. GAAP requires the use of a fair value-based method, rather than an intrinsic value-based method, to measure and record compensation expense for these awards.  In 2010, 2009 and 2008, there were no material expenses associated with long-term incentive plans.  The Company has determined there is no material difference to the financial position, cash flows or results of operations between the intrinsic value and the fair value of the units awarded under its long-term incentive plan.

(b)	Income taxes

U.S. GAAP requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position.  The Company has determined that there is no material impact to the financial position, cash flows or results of operations.

(c)	Financial instruments

Under Canadian GAAP, the Company has classified all cash, cash equivalents, short-term investments and user funds on deposit as held-for-trading assets, which are measured at fair value.  Under U.S. GAAP, cash, cash equivalents, short-term investments and user funds on deposit would not be classified as held-for-trading assets.  Cash, cash equivalents, and short-term investments are measured at cost plus accrued interest and user funds on deposit are measured at the redemption amount.  The Company has determined that there is no material difference between the fair value and the cost plus accrued interest or redemption amounts for these financial assets under U.S. GAAP.

Furthermore, under Canadian GAAP the Company has classified long-term investments as available-for-sale, which are measured at fair value.  These long-term investments do not satisfy the requirements under U.S. GAAP to be classified as available-for-sale, and therefore, these long-term investments are measured at cost under U.S. GAAP.  However, the carrying value of long-term investments would be reviewed under U.S. GAAP for declines in value that are other than temporary by considering factors such as current economic and market conditions and the operating performance of the companies and reductions in carrying values would be recorded when necessary.

CRYPTOLOGIC LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
(In thousands of U.S. dollars, except per share disclosure and where indicated otherwise)
Years ended December 31, 2010, 2009 and 2008

22.	Differences between Canadian and United States generally accepted accounting principles (continued)

Adjustments to the fair value of long-term investments are recorded where the market value is readily available.  As discussed in note 5, there were various indicators of impairment associated with its long-term investments which initiated a comprehensive review of their respective fair values.  In 2009, the Company recorded an impairment of $6,298 (2008: $2,200).  The Company has determined there is no material difference on its financial position, cash flows or results of operations between recording its long-term investments at fair value or at cost, adjusted for other than temporary declines in fair value.

(d)	Minority interest

Under U.S. GAAP, minority interests of $1,509 and $2,948 for the years ended December 31, 2010 and 2009, respectively, would be combined with shareholders’ equity in the accompanying consolidated balance sheet.

COMPANY INFORMATION

DIRECTORS David Gavagan, Chairman Thomas Byrne James Wallace	COMMON SHARES LISTED TSX symbols: CRY; CXY NASDAQ symbol: CRYP LSE symbol: CRP

OFFICERS David Gavagan, Interim Chief Executive Officer Huw Spiers, Chief Financial Officer John Loughrey, General Counsel and Company Secretary	TRANSFER AGENTS Capita Registrars Guernsey +44 1534 847445

LEGAL COUNSEL Maples and Calder Dublin, Ireland	Equity Financial Trust Company Toronto, Canada +1 416 361 0930

Stikeman Elliott LLP Toronto, Canada	Continental Stock Transfer & Trust Company New York, USA +1 212 509 4000

AUDITORS Grant Thornton Dublin, Ireland	INVESTOR RELATIONS Telephone: +353 1 234 0400 Facsimile: +353 1 661 9637 E-mail: investor.relations@cryptologic.com

BANKERS Royal Bank of Scotland London, United Kingdom
CORPORATE GOVERNANCE
A comprehensive discussion of CryptoLogic’s corporate governance information is provided in the Company’s Management Information Circular, available on the
SEDAR website at www.sedar.com, or by request.

Allied Irish Bank Dublin, Ireland

HEAD OFFICE CryptoLogic Limited Marine House Clanwilliam Place Dublin 2, Ireland

WEB SITE www.cryptologic.com